RWE

File No. 82-4018

November 14, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



SUPPL

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the report on the first three quarters of fiscal 2007 of the RWE Group.

If you have any questions or comments please call

at +49 201 12 15299 (Dr. Döss)
or +49 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Yours sincerely,

R W E Aktiengesellschaft

- Dr. Döss - - Alphéus -

Encl.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

Vorsitzender des Aufsichtsrates:
Dr. Thomas R. Fischer

Vorstand:
Dr. Jürgen Großmann
(Vorsitzender)
Berthold A. Bonekamp
Alwin Fitting
Dr. Ulrich Jobs
Dr. Rolf Pohlig

Sitz der Gesellschaft: Essen
Eingetragen beim
Amtsgericht Essen

Handelsregister-Nr. HRB 14 525

USt.-IdNr. DE 8130 23 584



File No. 82-4018

January to September

Report on the first three quarters of 2007

- Group operating result up 20%
- Net income up 35% year on year, in part due to one-off effects
- Financial targets for the full year will very probably be met

At a glance

RWE Group—Key Figures		Jan - Sep 2007	Jan - Sep 2006[1]	+/- in %	Jan - Dec 2006
Electricity sales	billion kWh	228.1	229.4	-0.6	312.1
Gas sales	billion kWh	222.6	262.0	-15.0	360.9
External revenue	€ million	31,498	32,241	-2.3	44,256
Germany	€ million	18,718	19,792	-5.4	26,607
Outside Germany	€ million	12,780	12,449	2.7	17,649
EBITDA	€ million	6,953	5,955	16.8	7,861
Operating result	€ million	5,828	4,837	20.5	6,106
Income from continuing operations before tax	€ million	4,769	3,286	45.1	3,657
Net income	€ million	2,827	2,092	35.1	3,847
Earnings per share	€	5.03	3.72	35.2	6.84
Cash flows from operating activities	€ million	4,801	4,882	-1.7	6,783
Capital expenditure	€ million	2,492	2,944	-15.4	4,728
Property, plant and equipment	€ million	2,413	2,729	-11.6	4,494
Financial assets	€ million	79	215	-63.3	234
Free cash flow[2]	€ million	2,388	2,153	10.9	2,289
		09/30/07	12/31/06	+/- in %	
Net debt[3]	€ million	4,980	6,864	-27.4	
Workforce[4]		70,300	68,534	2.6	

1 Figures partially adjusted; see commentary on page 13.
2 Cash flows from operating activities minus capital expenditure on property, plant and equipment.
3 Net financial debt plus provisions for pensions and similar obligations.
4 Converted to full-time positions.

»We stand a very good chance of achieving our targets for fiscal 2007.«

Dear Investors,

I am happy to be the bearer of good news immediately after taking office as RWE's CEO: Our performance in the first three quarters has been extremely positive. We improved our operating result by 20%. Double-digit growth posted by the RWE Power and RWE npower Divisions more than offset the decrease in earnings recorded by RWE Energy caused by grid regulation. Net income was up 35%. These growth rates will be lower by the end of the year. But we stand a very good chance of achieving our targets for fiscal 2007.

That concludes my comments on our business trend. Given my recent appointment as Chairman of the Executive Board as of October 1, I am sure you are interested in learning about who I am and—more importantly—about the course I believe your company should steer in the years ahead. I addressed these issues at an analyst conference on October 11. You can view a webcast of the event at www.rwe.com. I would appreciate it if you gained a first impression from this video. We will explain our future strategy to you in February 2008, when we present the annual financial statements.

Until then, I will spend the lion's share of my time obtaining a first-hand picture of RWE's strengths and weaknesses on the energy market. Talks with policymakers are another of my points of focus. In light of the difficult position German utilities now have in the public debate, I believe this is an area that requires urgent action. Security of supply, competition and climate protection will only progress if there is a common understanding of the intended approach and the framework conditions.

Personal contact with our investors is another item on my list of priorities for the upcoming months. I look forward to engaging in dialogue with you, and you can contact me using my e-mail address: "juergen.grossmann.ir@rwe.com".

Sincerely yours,
Essen, November 2007



Dr. Jürgen Großmann
CEO of RWE AG

RWE shares: significant gain following weak first half


Performance of RWE shares compared with the DAX 30 and the Dow Jones STOXX Utilities Indices
in %
30
20
10
0
-10
RWE common share
RWE preferred share
Dow Jones STOXX Utilities
DAX 30
12/31/06
03/31/07
06/30/07
09/30/07
11/09/07

The upswing on stock markets continued in the first three quarters of 2007. Germany's lead index, the DAX 30, closed the month of September at 7,862 points. This corresponds to a 19% rise vis-à-vis the end of 2006. A much weaker development was recorded by the Dow Jones Euro STOXX 50, the index comprised of the most important shares in the Eurozone, which gained 9%. Following a moderate first quarter, the stock markets experienced a dynamic upward trend through July. The basis for this was the robust economy, largely positive corporate earnings, and a high level of incoming orders. Mounting crude oil prices and a temporary rise in prime rates by central banks did not significantly dampen the generally positive sentiment on stock markets. On June 20, the DAX surpassed the all-time high of 8,065 points (March 2000) for the first time. A crisis on the US mortgage market caused stock markets to plummet worldwide shortly thereafter. Financial stocks were especially hard hit by the drop in investor confidence. The DAX 30 lost 10% of its value within a few days. Measures taken by central banks to support the financial sector, a reduction in US prime rates, and the persistently robust economy served to relieve investors' concerns. The DAX recovered and was occasionally back above 8,000 points in October.

RWE shares also gained ground, but slightly underperformed the overall market. Our ordinary shares closed September at €88.20. This represents a performance (return including the dividend) of 10%. RWE preferred shares closed the period at €78.95, which corresponds to a performance of 15%. In the first half of the year, the price of RWE shares was still substantially affected by negative political factors. The framework conditions which the German government has adopted for CO_2 emissions trading from 2008 onwards will cause utilities to bear substantial additional burdens. Plans for stricter German competition law also gave rise to uncertainty. RWE shares regained some ground compared to the overall market in the third quarter. The clear statements we made concerning the future effects of CO_2 emissions trading and German grid regulation on RWE's earnings were well received by the capital market. The announce-

ment of RWE's new CEO taking office early as of October 1, 2007, had a positive effect on our share price as well. His first official appearance, which took place at an analyst conference on October 11, was welcomed by the capital market. In light of this and the rise in wholesale electricity forward prices, numerous analysts increased their target price for RWE shares. On November 9, 2007, the deadline for this report, RWE ordinary shares closed trading at €95.61.



Development of RWE's five-year credit default swap (CDS) compared with the CDS index iTraxx Europe
in basis points
60
50
40
30
20
10
0
— iTraxx Europe
— RWE
12/31/06
03/31/07
06/30/07
09/30/07
11/09/07

The US mortgage crisis was the factor which had the greatest impact on bond markets—above all in the third quarter. Rising interest rates and declining US real estate prices were the main reasons for loan defaults, primarily among subprime borrowers. This caused widespread uncertainty among investors, which intensified as a growing number of financial institutions reported losses from their US mortgage businesses. As a result, risk premiums on corporate bonds rose in the credit market. RWE bonds were also affected by this. Prices for hedging RWE's credit risk via five-year credit default swaps (CDSs) reached an all-time high of 30 basis points at the beginning of November. The European CDS index, iTraxx Europe, which is made up of the CDS prices of 125 major European companies, was above 50 basis points on the cut-off date for this report, returning close to its high for the year.

€2.2 billion in bonds come due in the 2007 financial year. By the end of September, we had redeemed €0.8 billion, and in October, we redeemed the remaining €1.4 billion of these bonds using existing funds.

Economic environment

Economic upturn on RWE core markets continues

The global economy displayed a dynamic upward trend during the first three quarters of 2007. However, the economic risks triggered by the US mortgage crisis and the ensuing problems on the world's financial markets have become more severe. Industrialized countries experienced a slowdown in growth. In contrast, newly industrializing countries continued their upward trend unabated.

- In the first three quarters of 2007, according to preliminary figures, the Eurozone's gross domestic product (GDP) was up 2.6% on the same period last year. Investing activity against the backdrop of increasing capacity utilization was the economy's driving force. Private consumption was buoyed by positive employment-related effects.

- German economic growth was an estimated 2.8%. Corporate investment in property, plant and equipment was up, driven by the rise in earning power and good order books. Conversely, consumption was not very lively, despite the improved employment situation. Experts believe that this is partially due to the increase in value added tax implemented on January 1, 2007. Growth contributed by exports was dampened by the weak US dollar.

- Real GDP grew 3% in the UK, also on the strength of a surge in corporate investment. Growth in disposable income and the persistently low level of unemployment had a positive effect on consumption.

- The speed of expansion displayed by Central Eastern Europe's EU member states continues to be above average. Rising employment and increasing disposable income drove up consumer spending in these regions as well. There is already a lack of job applicants in certain sectors. Exports and fixed investment contributed to the upturn. One exception is Hungary, where measures for restructuring the state budget curtailed both private consumption and corporate spending.

- In the US, the general economic climate was clouded above all by declining real estate prices and the crisis on the mortgage market. In the first three quarters, GDP was only up an estimated 1.7% year on year. Corporate investment in property, plant and equipment failed to post a noteworthy increase. Consumption has only advanced moderately as of late. In contrast, the economy benefited from the weak dollar, as it stimulated exports and dampened imports.

However, the aforementioned economic developments in our core markets only had a limited impact on our organic business trend. Energy consumption generally shows relatively small reactions to changes in GDP. Economic dynamism is primarily reflected in demand from industrial enterprises. Household energy consumption predominantly depends on the weather.

Energy consumption: Mild weather overshadows positive effects on the economy
High temperatures in the winter and spring months dampened demand for energy in our core markets. Furthermore, the rise in the level of electricity prices caused consumers to reduce usage. A counteracting effect came from the economy, with the industrial sector leading the way.

German electricity consumption in the first three quarters was roughly on par with the year-earlier level. The weather-driven reduction in demand for electricity for heating purposes contrasted expanding industrial output. The decreased need for heating had a much stronger impact on the gas business, causing gas sales to fall by some 13 %.

In the UK, electricity usage was down approximately 4 %. As in Germany, weather-related effects reduced the amount of power used by homes for heating purposes. The economic trend did little to stimulate demand. According to estimates, UK gas consumption rose moderately; despite the weather-induced reduction in demand seen in the household sector. There was a marked rise in gas purchases by UK energy companies, which increased the use of gas-fired power plants in order to benefit from the decline in wholesale gas prices.

Milder-than-average weather in our Central Eastern European markets also outweighed the effect of the favourable economic trend. Initial estimates have electricity consumption in Hungary and Poland remaining essentially unchanged, with Slovakia seeing a slight reduction. Demand for gas declined significantly. In the Czech Republic, Hungary and Slovakia, gas demand was 15 % to 20 % down on the same period in 2006.

Oil prices reach new all-time high
Prices on the world's oil markets have increased considerably since the beginning of the year. The price for a barrel of Brent, which was US$ 50 in January, surpassed the 80-dollar mark at the end of September. In the first three quarters of the current financial year, a barrel of Brent cost an average of US$ 67, which was roughly on par with the level recorded in the same period in 2006. The main reason for the relative weakness of oil prices early in the year was the unusually mild weather. It dampened oil and gas consumption, and, in turn, caused crude oil reserves to rise to a record level. As the conflict between the US and Iran intensified over the course of the first quarter, prices rose again. Market participants feared bottlenecks in the supply of oil from Arab countries. This was compounded by the fact that unrest in Nigeria brought significant parts of the country's oil production to a standstill. Capacity bottlenecks at US refineries also contributed to increasing prices, since they triggered a rise in demand for European petroleum products based on Brent crude. So far, members of OPEC (Organization of Petroleum Exporting Countries) have not taken measures to slow the price increase.

Gas import prices lower year on year
Gas prices on the European Continent are typically determined by developments on the oil market, albeit with a lag of several months. Average cross-border gas prices were 5 % lower than in the first three quarters of 2006. Conversely, the German end customer business felt the impact of the substantial rise in import prices in 2006. Households and industrial customers had to pay 5 % and 2 % more than in the corresponding year-earlier period, respectively. In the Czech Republic, the regulator stopped setting gas prices as of April 1, 2007. The country's prices dropped by 13 % for corporate and industrial customers. Prices paid by households roughly matched the year-earlier level.

On the UK gas spot market, prices decreased considerably due to the decline in consumption caused by the weather and the commissioning of new import pipelines. This was reflected in lower prices for industrial enterprises and large commercial customers. Conversely, despite earlier reductions, household tariffs were still 10% higher than in the corresponding period in 2006. Prices in this customer segment are adjusted to developments on the wholesale market—normally with a lag. In addition, the cost of gas transmission and offsetting demand spikes rose considerably over the course of the year. Recently, gas spot prices started to rise again, in part due to the persistent increase in crude oil prices and the outage of a North Sea pipeline caused by repair work.

Hard coal prices at record level

Hard coal is more expensive than ever. It surpassed the 100-dollar mark in Rotterdam spot trading at the end of September, showing a continuing upward trend. Averaged over the first three quarters, hard coal traded at US$77 per metric ton (including freight and insurance). Coal prices were driven above all by the high demand for raw materials in India and China as well as transportation bottlenecks in South Africa and Australia. Furthermore, sea freight rates continue to rise. Averaged over the first nine months of the year, sea freight rates for the standard route from South Africa to Rotterdam were US$28 per metric ton, as compared to US$14 in the same period in 2006. They exceeded US$40 at the end of September. This was in part due to the backlog in processing ocean freighters in Australia's coal ports, which led to a reduction in available high sea fleet capacity. Prices which are relevant for German hard coal are determined by the German Federal Office of Economics and Export Control (BAFA). They track price developments on the international market, albeit with a lag of several months. In the first half of 2007, BAFA prices were about €63 per metric ton of hard coal equivalent. A figure of €67 is estimated for the third quarter. In sum, BAFA prices were slightly higher than in the corresponding period in 2006 (€62). Their relative stability is due to the dollar's weakness compared with the euro.

Development of CO_2 certificate prices in the European emissions trading system
€/metric ton of CO_2


40
30
20
10
0
01/01/05
12/31/05
12/31/06
11/09/07
— Certificates for 2008
— Certificates for 2007

Source: RWE Trading.

CO_2 emissions trading: significant difference between 2007 and 2008 certificate prices

The collapse in the prices of CO_2 certificates for 2007, which had already become apparent at the end of 2006, continued in the period under review. At the beginning of the year, the price of a one-metric-ton CO_2 certificate was €6.50. In February, it fell below the 1-euro mark for the first time. At the end of September, it was down to a mere 8 euro cents. This reflects the fact that companies are expected to have enough certificates in the first trading period (2005–2007). This assessment was confirmed by the emissions balances of EU countries for 2006, which were published by the European Commission in the sec-

ond quarter of 2007. According to the balances, in sum, CO_2 emissions by companies participating in the emissions trading system were much lower than the number of certificates issued. The emissions statistics for 2005 had painted the same picture. Conversely, certificates are expected to become very scarce in the second trading period (2008-2012). This is because the national allocation plans which take effect in 2008 envision cuts in state allocations, some of which will be considerable. This is reflected in the price of emissions allowances for 2008, which traded at an average of €19 in the period being reviewed. The significant difference in price compared with 2007 certificates arises because emissions certificates for the first trading period cannot be carried over to the second trading period.

Electricity forward prices remain high

Prices for fuel and CO_2 emissions certificates significantly affected the development of prices on Europe's electricity wholesale markets. In addition, the mild winter dampened prices in spot trading. However, market participants expect that available power generation capacity will become increasingly scarce over the long term, underpinning forward prices. Overall, prices increased significantly in October. This was due to the substantial rise in fuel costs and declining temperatures. In addition, the German market experienced power generation bottlenecks. They were caused by the outage of several nuclear power plants, the low amount of wind power fed into the grid, and a rise in electricity exports to France, where strikes and maintenance activities limited power plant availability.

Development of wholesale electricity spot prices in Germany
€/MWh


140
120
100
80
60
40
20
0
Year traded: 2005
Year traded: 2006
Year traded: 2007
Peak load
Base load

Average monthly figures.
Source: European Energy Exchange (EEX), Leipzig, Germany.

Development of one year forward wholesale electricity prices in Germany
€/MWh


Forward for delivery in 2006
Forward for delivery in 2007
Forward for delivery in 2008
100
80
60
40
20
0
Year traded: 2005
Year traded: 2006
Year traded: 2007
Peak load
Base load

Average monthly figures
Source: RWE Trading.

In spot trading in the first three quarters of 2007 at the European Energy Exchange (EEX) in Leipzig, Germany, base-load contracts were traded at an average of €31 per megawatt hour (MWh), while peak-load contracts sold for an average of €44 per MWh. This represents a decrease of 41% in both cases, compared to the same period in 2006. The decisive factors were the mild weather, the large amount of wind energy generated, and the extremely low level of 2007 CO_2 certificate prices. In contrast, electricity forward prices were characterized by the markedly higher CO_2 prices for 2008 and subsequent years. In the period under review, forward contracts for base-load power for 2008 cost an average of €55 per MWh and were thus roughly on par with the same period last year. At €79, the price of peak-load forwards also remained essentially unchanged.

We sell forward almost all of our in-house generation in order to reduce volume and price risks. Therefore, the current spot and forward prices do not have a material impact on our revenues this year. What is more decisive is the prices at which forward contracts for delivery in 2007 were concluded in earlier years. In the 2005/2006 trading period, German wholesale base-load power for delivery in 2007 sold for an average of €47 per MWh. By comparison, forwards for delivery in 2006 traded at an average of €38 per MWh in the two preceding years. Thus, the forward contracts for delivery in 2007 sold for 24% more than those for 2006.

Electricity prices for German end customers displayed disparate developments. Prices for industrial customers fell by an average of 3% due to the development on the wholesale market, especially in spot trading. In contrast, tariffs for households and small commercial enterprises were up 3% to 4%. The increase in value added tax at the beginning of the year generally caused prices to rise. In addition, the negative effects of the German Renewable Energy Act (EEG) became more severe. According to the latest forecast issued by BDEW, the German Energy and Water Federation, 2007 power production due to the EEG will amount to some 70 billion kilowatt hours (kWh). This would exceed last year's level by 40%. There has been a considerable increase in electricity generated in wind, biomass and solar power plants. Based on BDEW estimates, the average fee for electricity fed into the grid due to the EEG will be higher than in 2006. It is expected to rise from 10.30 euro cents to 10.94 euro cents per kWh. This reflects the disproportionately strong rise in the amount of solar power fed into the grid.

Electricity prices in the UK experienced a substantial drop. In the first three quarters, wholesale electricity spot prices averaged £23 (€35) per MWh. This represents a 46% decrease compared with the same period in 2006. Nevertheless, prices in the UK were still slightly higher than in Germany. Peak-load electricity prices were also down 46%, dropping to £30 (€44). As in Germany, the spot market was characterized by the mild weather and the erosion of prices for emissions certificates. The steep decrease in gas prices was an added factor. In the UK, the generation costs of gas-fired power plants have a much stronger influence on the formation of electricity prices than in most countries in Continental Europe. Prices on the UK electricity forward market also fell. In the first three quarters of 2007, supply contracts for the next calendar year traded at an average of £38 (€56) per MWh of base-load power. This is 27% less than the price paid for a corresponding contract in the same period in 2006. Peak-load forward prices dropped by 25% to £49 (€72).

RWE sells most of the production from its UK power stations forward, in common with the policy it pursues in Germany. Earnings achieved in the period under review thus primarily depended on the prices at which electricity supply agreements for 2007 were concluded in prior years. In the 2005 and 2006 trading years, the 2007 forward price averaged £ 45 (€66) per MWh of base-load electricity on the UK market. Compared to the corresponding figure for 2006 forwards of £ 35 (€52), this represents an increase of 27 %.


Development of wholesale electricity spot prices in the UK
£/MWh
100
80
60
40
20
0
Peak load
Base load
Average monthly figures.
Source: RWE Trading.
Year traded: 2005
Year traded: 2006
Year traded: 2007


Development of one year forward wholesale electricity prices in the UK
£/MWh
Forward for delivery in 2006
Forward for delivery in 2007
Forward for delivery in 2008
100
80
60
40
20
0
Peak load
Base load
Average monthly figures.
Source: RWE Trading.
Year traded: 2005
Year traded: 2006
Year traded: 2007

Industrial and major commercial customers have benefited the most from the decrease in prices on the UK electricity wholesale market so far. Power purchases became cheaper for them. In contrast, despite price reductions announced earlier this year, electricity bills paid by households and small commercial customers were 5 % to 10 % higher than in the same period last year. This is due to the typical delays in adjusting prices to developments on the wholesale market. For this customer group, the decisive factor was the extremely high power procurement costs borne by energy companies in 2006.

Electricity prices for end customers in Central Eastern European markets displayed varied developments. Prices for household customers were up more than 15 % in Hungary compared with the first three quarters of 2006. In Poland, the price level rose by 3 %. Prices in Slovakia remained stable.

Major events

In the period under review

Agreement reached with German Federal Cartel Office on CO_2 costs

The German Federal Cartel Office has dropped its case against RWE for allegedly using improper methods to factor the cost of CO_2 into electricity prices for industrial customers in fiscal 2005. In return, RWE will auction power products from depreciated hard coal and lignite power plants to industrial customers. We remain convinced that taking account of CO_2 costs when determining electricity prices is legally justified. However, we prefer the agreement we have reached with the Federal Cartel Office over protracted litigation. We committed ourselves to offering industrial enterprises a total of 1,575 megawatts in power plant capacity for delivery from 2009 to 2012 in quarterly auctions. This corresponds to a production volume of approximately 46 billion kWh. The first auction will be held in the first quarter of 2008. The starting price will be the full cost of a written-down hard coal or lignite power station. Cost advantages resulting from the free allocation of CO_2 certificates for production from these power plants will be included in the starting price.

Amendment to the German Act Against Restraint of Competition

On September 21, the German Lower House deliberated on an amendment to the German Act Against Restraint of Competition in a first reading. The amendment aims to make the monitoring of abuse in the energy sector more effective. The German Federal Ministry of Economics expects the new law to be enacted as early as the beginning of 2008. Among other things, it envisions stricter monitoring by the state of the way utilities price power. Furthermore, in the future, it may be up to the energy utilities to prove the appropriateness of their prices. At present, the burden of proof is on the Cartel Office. In addition, unlike at present, antitrust abuse ordinances are to be immediately executable—before cases are settled in court. However, the German Federal Cartel Office will intervene only if there is a substantial difference between the prices charged by the company being investigated and those charged by the companies it is compared to. We are firmly opposed to the planned amendment. It goes against the EU's requirement to allow prices in the European energy sector to be determined according to the principles of the free market. However, it is impossible to estimate the actual impact the change in the law will have. The manner in which the Cartel Office makes use of these new tools will be the determining factor.

German government adopts incentive regulation ordinance for the German grid business

The German Upper House passed the incentive-based regulation ordinance for German electricity and gas grids on September 21, 2007. Following the German government's approval, the ordinance was published in the German Federal Law Gazette at the beginning of November. No major amendments were made to the Cabinet's bill of June 12, 2007. Incentive-based regulation is scheduled to be introduced in Germany on January 1, 2009. From this point in time onwards, grid fees will no longer be calculated on the basis of individual costs alone. Instead, the cost base of grid operators classified as "efficient" by the German Federal Network Agency will also be taken into account. The first component of the ordinance obliges the other companies to match the efficiency of "benchmark" companies within two five-year regulatory periods. The ordinance's second component requires all companies to improve their efficiency levels.

Efficiency improvements must exceed general productivity gains by 1.25% for the first regulatory period and by 1.5% for the second regulatory period. We believe the required efficiency improvements are extremely demanding. Another reason for concern is that the ordinance contains extensive relief for small grid operators, which will cause grid operators to be treated very inequitably.

RWE and Swiss-based EOS exchange hydroelectric and hard coal-based power

In late August, RWE Trading and Swiss-based EOS (Energie Ouest Suisse) signed an agreement to exchange power. We will give EOS the option, on a daily basis, to access base-load electricity from RWE Power's hard coal-fired power plants. In return, RWE will receive the right to obtain peak-load electricity from EOS hydroelectric power stations. The contract comes into effect on January 1, 2009, and has an initial lifespan of ten years. RWE will probably supply around 1 billion kWh of electricity per year. The agreement to exchange tranches of power is a model for the future: It gives us flexible access to peak-load electricity at short notice, which we would otherwise have to procure on the exchange. Furthermore, this reduces the risk related to the price of CO_2. The swap agreement with EOS is intended to be a springboard for further transactions of this nature, which we intend to leverage in order to optimize our generation portfolio.

RWE included in sustainability indices yet again

In 2008, RWE will once again be represented in the world-renowned Dow Jones Sustainability Indices "DJSI World" and "DJSI STOXX." Inclusion in this group of indices recognizes sustainable development. The selection is made on the basis of economic, environmental and social criteria. In the utilities sector, 17 companies qualified for "DJSI World," while eleven qualified for the European "DJSI STOXX." RWE is one of the few German companies to have been included in this index family without interruption since the index group's inception in 1999.

After the period under review

Dr. Jürgen Großmann becomes RWE AG's new CEO as of October 1, 2007

The Supervisory Board of RWE AG appointed Dr. Jürgen Großmann Chairman of the Executive Board of RWE AG effective October 1, 2007. RWE's former CEO, Harry Roels, offered an early termination of his appointment ending January 31, 2008, in order to enable a smooth change of leadership and resigned from office effective at the end of the day on September 30, 2007. Dr. Jürgen Großmann was initially scheduled to join the Group's Executive Board as of November 1, 2007, and assume chairmanship effective February 1, 2008.

American Water IPO postponed

The initial public offering of shares in American Water, which was planned for the end of 2007, will be postponed. In light of the currently unfavourable conditions in the US capital market, RWE does not expect that it can achieve an adequate value for American Water at present. Therefore, for fiscal 2007, the conditions for an increased dividend payout ratio of 70% to 80% of recurrent net income and a share buyback, both of which were linked to the deconsolidation of American Water as of December 31, 2007, do not exist.

RWE to create renewables company

RWE has decided to establish a company that will be put in charge of our renewables activities. The company will commence operations on February 1, 2008, and will be directly assigned to RWE AG. With the new company, we are underscoring the significance of renewable energy to the Group. We intend to invest much more in renewables than in the past. Capital is to be spent on projects with especially attractive commercial and geographical conditions. Most of the capital expenditure budget will probably be dedicated to wind power projects.

RWE calls for "Energy Pact for Germany"

On the occasion of the "Energietage" energy convention in Hanover, Lower Saxony, Germany, RWE AG's CEO called for an "Energy Pact for Germany," in order to address the current confrontation between industry, the energy companies and policymakers over electricity prices and competition. By launching this initiative, RWE is committing itself to acting constructively—and jointly—to find solutions for the urgent tasks that the energy industry will be facing in the future. Particular importance will be accorded to renewable energy, combined heat and power generation, and a significant expansion of energy research activities. RWE wants to make a considerable contribution to this cause.

Major accident at Neurath lignite power plant construction site

In late October, there was a major work-related accident on the construction site of the lignite-fired power plant in Neurath, Germany. It resulted in three fatalities, and six people were hurt, most of whom were severely injured. For reasons as yet unknown, several tons of support structures attached to the large boiler scaffolding loosened and plummeted from a great height. We anticipate that the accident will delay the completion of the affected unit, which was originally planned for January 2010. The duration of the delay can be specified once the damage has been analyzed and the cause of the accident has been determined.

Notes on reporting

We brought our reporting in line with the changes made to our Group structure. This affects reporting on the first three quarters of 2007 and the outlook for the full year.

- A retroactive adjustment was made to the 2006 quarterly figures due to the sale of Thames Water, which we completed at the end of last year. In line with the methodology applied in the consolidated financial statements for fiscal 2006, we now state the divested water activities under "Discontinued operations."

- As of January 1, 2007, we assigned the newly established RWE Gas Midstream to RWE Energy under the item "Other, consolidation." RWE Gas Midstream is responsible for the commercial optimization of our non-regulated gas activities. This includes procurement, transport and storage contracts as well as the liquefied natural gas (LNG) business.

- The new reporting item "Supraregional operations" was introduced to the reporting of RWE Energy's business units with retroactive effect as of January 1, 2006. It mainly includes the former reporting item "Electricity & Gas Transmission" and the activities of Thyssengas and RWE Aqua which used to be stated under "Other, consolidation" within RWE Energy. We have assigned RWE Transgas' sales and transit businesses to "International regions" and subsumed the Czech transmission grid and storage activities under "Supraregional operations." RWE Solutions, which we sold and nearly completely deconsolidated in the third quarter of 2006, has been retrospectively reclassified to "Other, consolidation" within RWE Energy.

Business performance

Electricity production January – September Billion kWh	RWE Power[1]		RWE npower		RWE Group[2]	
	2007	2006	2007	2006	2007	2006
In-house generation	129.6	138.7	23.6	27.1	155.4	168.3
Lignite	56.4	52.9	–	–	56.4	52.9
Nuclear	23.7	39.0	–	–	23.7	39.0
Hard coal	39.0	36.8	10.0	15.5	49.5	52.9
Gas	6.4	6.3	12.9	10.5	20.3	17.7
Hydro, oil, other	4.1	3.7	0.7	1.1	5.5	5.8
Electricity purchased from third parties	–	–	18.8[3]	17.4[3]	84.7	73.9
Total	**129.6**	**138.7**	**42.4**	**44.5**	**240.1**	**242.2**

1 Figures for RWE Power include electricity procured from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. In the first three quarters of 2007, they break down into 25.0 billion kWh (hard coal) and 2.1 billion kWh (hydro, oil, other).
2 Including generation and electricity purchases of RWE Energy's regional companies.
3 Electricity purchased by RWE npower largely via RWE Trading.

Power generation down 8%

In the first three quarters of the year, the RWE Group produced 155.4 billion kWh of electricity—8% less than in the same period in 2006. In-house generation and power purchases combined for 240.1 billion kWh in total electricity production. This roughly matched the level achieved a year earlier.

RWE Power contributed 129.6 billion kWh of electricity, accounting for 83% of the RWE Group's total in-house production. This includes electricity generated from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. RWE Power generated 7% less electricity than in the same period in 2006. This was primarily due to unplanned outages at both our nuclear power plant units in Biblis, Germany. Conversely, we produced more electricity from lignite following a fire in 2006 at our site in Niederaussem, Germany, and planned outages, which limited production. Generation was also up in our hard coal-fired power plants, since we were able to benefit from favourable market conditions.

RWE npower generated 23.6 billion kWh of electricity—down 13% year on year. UK market conditions for hard coal- and oil-fired power plants were less favourable than in 2006. Conversely, we generated more electricity from gas since fuel costs in this business dropped considerably.

RWE Energy made a small contribution of 2.2 billion kWh to total power produced. This output is largely attributable to German regional companies.

Power purchases from third parties advanced by 15% to 84.7 billion kWh, partially because other power producers fed far more electricity into RWE Energy's grid in line with the German Renewable Energy Act.

Gas production up, oil production down

In the period under review, RWE Dea, our upstream company, produced 2,259 million m^3 of gas and 2,075 thousand m^3 of oil. In terms of oil equivalent, production totalled 26.8 million barrels compared to 31.5 million barrels in the same period last year. Gas production increased by 9%. This was mainly a result of our starting production in several UK North Sea gas fields. Conversely, in Germany, we produced less gas year on year. Low demand caused by the weather played a role. Oil production fell 31%. This was in part due to the fact that we sold our stake in KazGerMunai in Kazakhstan in July 2006 and our concession in Dubai in April 2007. Another factor was that shares in oil production from the Snorre oilfield in Norway held by consortium partners were redetermined in accordance with the contract. This decreased our share of production. We have to refund all the past excess production allocations using our current generation by the end of 2008. In addition, there was a natural reduction in oil production in Egypt and Denmark in line with the gradual depletion of existing reserves.

Electricity sales nearly match year-earlier level

In the first three quarters of 2007, we sold 228.1 billion kWh of electricity to external customers. This roughly matches the year-earlier level. Electricity sales are typically somewhat lower than the amount of power generated and purchased. This is due to grid losses as well as our in-house consumption by lignite production and pumped-storage power plants.

External electricity sales volume January – September	RWE Power		RWE Energy		RWE npower		RWE Group	
Billion kWh	2007	2006	2007	2006	2007	2006	2007	2006
Private and commercial customers	0.2	0.3	26.7	28.2	15.9	16.2	43.0	44.8
Industrial and corporate customers	-	1.7	48.4	43.8	24.4	25.8	72.8	71.3
Distributors	10.7	10.2	51.6	42.1	-	-	62.3	52.3
Electricity trading	50.0	61.0	-	-	-	-	50.0	61.0
Total	**60.9**	**73.2**	**126.7**	**114.1**	**40.3**	**42.0**	**228.1**	**229.4**

External power sales generated by RWE Power totalled 60.9 billion kWh. Electricity sales of 50.0 billion kWh are allocable to sales of in-house power production on the wholesale market via RWE Trading. The figures do not include pure trading transactions with electricity procured from third parties. The 17% decline in electricity sold is primarily due to the outages at both our nuclear power plant units in Biblis, Germany.

RWE Energy increased its power deliveries by 11% to 126.7 billion kWh. This growth was largely the result of higher amounts of renewables-based electricity fed into our grid. New contracts with industrial key accounts and power utilities contributed to the rise. Our web-based sales company eprimo increased deliveries to households and small commercial operations to 0.5 billion kWh. However, overall electricity sales in this segment declined. This is in part due to thrifty behaviour displayed by consumers. Furthermore, our customer figures were slightly down as a result of rising churn rates.

RWE npower's electricity sales totalled 40.3 billion kWh and were thus 4 % below the high level achieved in the same period last year. Weather-related effects reduced the amount of electricity used for air conditioning. Consumer energy savings played a role as well. Moreover, our industrial and corporate customer segment now has a higher share of companies that have low consumption rates.

External gas sales volume January - September	RWE Power		RWE Energy		RWE npower		RWE Group	
Billion kWh	2007	2006	2007	2006	2007	2006	2007	2006
Private and commercial customers	-	-	37.4	50.9	29.8	28.0	67.2	78.9
Industrial and corporate customers	2.2	4.2	74.1	81.5	6.8	5.7	83.1	91.4
Distributors	11.8	13.6	60.5	78.1	-	-	72.3	91.7
Total	**14.0**	**17.8**	**172.0**	**210.5**	**36.6**	**33.7**	**222.6**	**262.0**

Gas sales volume down 15 % year on year due to the weather

The RWE Group sold 222.6 billion kWh of gas in the first nine months of 2007. This corresponds to a 15 % drop compared with the same period in 2006. The main driver was the weather, which was milder than average.

Gas sales generated by RWE Power largely correspond to the quantities RWE Dea produces and sells to distributors and end customers. Sales were also generated by RWE Trading. However, they were substantially down, since we withdrew from a contract with a key account at the end of 2006. All in all, the RWE Power Division saw gas sales decrease by 21 % to 14.0 billion kWh.

RWE Energy's gas sales declined by 18 % to 172.0 billion kWh, largely due to weather-related effects. The year-earlier figure was exceptionally high, in part since RWE Energy sold large volumes of power plant gas.

Conversely, RWE npower increased gas deliveries by 9 % to 36.6 billion kWh. Lower sales owing to the mild weather were more than offset by the positive effects of winning new customers.

Organic revenue matches year-earlier level

In the first nine months of 2007, the RWE Group generated €31.5 billion in external revenue. This was 2 % less than in 2006. Some €700 million in revenue was lost due to the sale of RWE Solutions. Effects of changes in currency exchange rates nearly offset each other. The dollar lost ground to the euro. The average exchange rate for the first three quarters of the year was US$ 1.35/€, as compared to US$ 1.25/€ a year earlier, while Sterling was up to £ 0.68/€ from £ 0.69/€. In organic terms, i.e. net of consolidation and currency effects, revenue was unchanged.

The following is an overview of the development of revenue by division:

External revenue posted by RWE Power decreased by 13 % to €4,609 million. External revenue earned by the Power Generation Business Unit (including RWE Trading) was 10 % down year on year. RWE Trading's aforementioned withdrawal from an agreement with a key account resulted in a loss in gas revenue. There was a decrease in output due to the outage of the Biblis nuclear power plant. In contrast, the 2007 electricity forward sales we concluded in prior years resulted in a price-driven rise in revenue. Including intragroup revenue (above all from power deliveries for resale through RWE Energy) the business unit posted a 5 % increase in revenue. RWE Dea saw external revenue decrease by 21 % to €1,032 million. Our gas production sales fetched lower prices than in the same period in 2006—above all in the UK. Another factor was the decline in our oil production.

External revenue € million	Jan - Sep 2007	Jan - Sep 2006	+/- in %	Jan - Dec 2006
RWE Power	4,609	5,280	- 12.7	6,574
Power Generation[1]	3,577	3,981	- 10.1	4,855
RWE Dea	1,032	1,299	- 20.6	1,719
RWE Energy[2]	19,172	19,969	- 4.0	27,398
German regions	11,463	11,888	- 3.6	16,309
International regions	3,711	4,024	- 7.8	5,509
Supraregional operations	3,813	3,163	20.6	4,556
Other, consolidation	185	894	- 79.3	1,024
RWE npower	6,405	5,607	14.2	8,485
Water Division	1,226	1,332[3]	- 8.0	1,702
Other, consolidation	86	53	62.3	97
RWE Group	**31,498**	**32,241[3]**	**- 2.3**	**44,256**
of which:				
Electricity revenue	20,481	18,784	9.0	25,771
Direct electricity tax	696	716	- 2.8	971
Gas revenue	7,245	9,013	- 19.6	12,055

1 Including RWE Trading.
2 Regional structure adjusted; see commentary on page 13.
3 Figure adjusted; Thames Water and the other water activities sold in 2006 are not included.

External revenue generated by RWE Energy fell by 4 % to €19.2 billion, in part due to the sale of RWE Solutions. Gas revenue posted by the division experienced a drop of 26 % to €5,537 million, which was primarily due to weather-driven declines in sales. Conversely, at €13.0 billion, the division's electricity revenue advanced 13 % year on year. Drivers were the volume effects explained earlier as well as the impact of prices. Most of our German regional companies, including RWE Rhein-Ruhr and RWE Westfalen-Weser-Ems, raised their general tariffs for households and small commercial operations as of January 1, 2007, or over the course of the year. This was due to a rise in procurement costs and mounting burdens stemming from the German Renewable Energy Act.

The RWE npower Division grew revenue by 14% to €6,405 million. Electricity revenue improved from €4,486 million to €4,687 million, and gas revenue increased from €1,054 million to €1,446 million. At the end of April 2007, due to competition, RWE npower reduced tariffs in the electricity and gas sales businesses by an average of 3% and 16%, respectively. However, this is still contrasted by revenue-enhancing effects arising from tariff increases as of April 1 and October 1, 2006. Furthermore, our UK-based energy company is benefiting from customer acquisitions. Weather-induced reductions in sales volume dampened the rise in revenue.

The external revenue of the Water Division was down 8% to €1,226 million. Now that Thames Water and other international water activities have been sold, this item only includes the business of our US subsidiary American Water. The decline in revenue is largely a result of the US dollar's weakness, which has an impact when US revenue is converted to euros. Consolidation effects also played a role. Net of these non-operating effects, revenue was up 6%. This rise was a result of rate cases and higher demand in the regulated business.

EBITDA € million	Jan – Sep 2007	Jan – Sep 2006	+/- in %	Jan – Dec 2006
RWE Power	3,720	2,718	36.9	3,372
Power Generation[1]	3,174	2,137	48.5	2,574
RWE Dea	546	581	- 6.0	798
RWE Energy[2]	2,166	2,425	- 10.7	3,177
German regions	1,241	1,457	- 14.8	1,856
International regions	530	509	4.1	688
Supraregional operations	679	694	- 2.2	864
Other, consolidation	- 284	- 235	- 20.9	- 231
RWE npower	635	471	34.8	658
Water Division	533	550[3]	- 3.1	689
Other, consolidation	- 101	- 209	51.7	- 35
RWE Group	**6,953**	**5,955[3]**	**16.8**	**7,861**

1 Including RWE Trading.
2 Regional structure adjusted; see commentary on page 13.
3 Figure adjusted; Thames Water and the other water activities sold in 2006 are not included.

Double-digit year-on-year rise in operating result and EBITDA

Despite the adverse effects of German grid regulation and the outage of the Biblis nuclear power plant, we improved our earnings. The main reasons for this were the positive organic trend displayed by our power generation business and an exceptionally good trading result. In the first three quarters of the year, EBITDA grew by 17% to €6,953 million, and the operating result advanced 20% to €5,828 million. On balance, consolidation and currency effects only had a subordinate impact on the development of earnings. Net of these effects, EBITDA would have been up 18% and the operating result would have gained 23%.

Operating result € million	Jan - Sep 2007	Jan - Sep 2006	+/- in %	Jan - Dec 2006
RWE Power	3,288	2,284	44.0	2,744
Power Generation[1]	2,894	1,822	58.8	2,132
RWE Dea	394	462	- 14.7	612
RWE Energy[2]	1,820	2,063	- 11.8	2,506
German regions	996	1,238	- 19.5	1,427
International regions	474	436	8.7	583
Supraregional operations	628	614	2.3	714
Other, consolidation	- 278	- 225	- 23.6	- 218
RWE npower	535	379	41.2	512
Water Division	336	351[3]	- 4.3	425
Other, consolidation	- 151	- 240	37.1	- 81
RWE Group	**5,828**	**4,837[3]**	**20.5**	**6,106**

1 Including RWE Trading.
2 Regional structure adjusted; see commentary on page 13.
3 Figure adjusted; Thames Water and the other water activities sold in 2006 are not included.

The following is an overview of our operating result by division:

RWE Power improved its operating result by 44 % to €3,288 million. The breakdown by business unit is as follows:

- Power Generation: This business unit recorded an increase of 59 %. A major contributing factor was that higher prices were charged for electricity that we had sold forward for delivery in 2007 in earlier years. This more than offset the drop in sales volumes. Furthermore, we benefited from a marginal decline in the price of procuring power plant gas. Purchases of CO_2 emissions allowances led to an expense of €111 million compared with €87 million in the same period last year. The Biblis nuclear power plant's outage reduced the operating result by approximately €600 million. RWE Trading, which we assign to the Power Generation Business Unit, contributed an extraordinarily high operating result. It predominantly stems from gas trading and Continental European electricity trading.

- RWE Dea: Our oil and gas upstream activities were 15 % down year on year. This was mainly due to the elimination of the operating result from our stake in KazGerMunai in Kazakhstan, which was sold last year. Another negative effect was felt from the decline in our share of production in the Snorre oilfield in Norway. In addition, the gas business suffered price-driven declines in earnings and higher exploration costs. Conversely, we benefited from the rise in gas production.

The operating result recorded by RWE Energy dropped by 12 %. The main reason for this was the onset of regulation in the German electricity and gas grid business, which resulted in a burden of approximately €500 million compared with the first three quarters of 2006. Cost reductions, stronger foreign business, and the absence of last year's negative one-off effects had a counteracting impact. The following is a breakdown of the operating result by business unit:

- German regions: RWE Energy's domestic regional companies closed the first three quarters of the year with an operating result that was 20% lower than in the same period in 2006, above all owing to the regulator's grid fee cuts imposed on our electricity and gas distribution business. The weather-induced decline in our gas sales also had a negative effect. Furthermore, we have not yet been able to fully pass through the rise in electricity purchasing costs resulting from the added burdens stemming from the German Renewable Energy Act, among other things. Measures taken to reduce costs and enhance efficiency limited the decrease in earnings.

- International regions: The operating result of our Continental European supply business outside Germany grew by 9%. Our Czech gas distribution system operators benefited from one-off effects and savings in storage fees. However, weather-induced sales declines had a negative effect on them as well. RWE Transgas experienced a drop in earnings. However, the operating result achieved by RWE Transgas in 2006 was exceptionally high: The regulator had allowed the company to compensate in 2006 for higher-than-anticipated costs in 2005.

- Supraregional activities: The operating result recorded by this business unit was up 2%, despite the substantial grid fee cuts imposed on our German electricity transmission business by the regulator. The basis for this growth was cost-cutting measures and successes scored in acquiring new customers by RWE Key Account GmbH. Furthermore, we benefited from a rise in revenue in the Czech gas transmission business.

The operating result earned by RWE npower rose by 41% to €535 million. The strong growth was mainly driven by electricity generation, where we realized much higher margins. We also benefited from our power plants' improved availability. In 2006, the operating result was negatively affected by older, low-margin electricity supply agreements, which have expired. An adverse effect was felt from the increase in operating costs. The cost of purchasing CO_2 emissions certificates fell from €107 million to €64 million. This was due to improved procurement conditions. In addition, demand for certificates decreased as a result of the decline in hard coal-fired power generation. We benefited from higher margins and customer acquisitions in RWE npower's supply business. But this was contrasted by sales shortfalls caused by the mild weather. In addition, staff costs increased. Among other things, a rise in customer figures led to a higher need for manpower.

The operating result of the Water Division (American Water) decreased by 4% to €336 million. The foreign exchange and consolidation effects mentioned earlier were the main reasons. Net of these effects, however, American Water closed the reporting period 4% up year on year. The main drivers were rate increases approved by regulatory authorities and a rise in demand in the regulated business.

Net income improved by 35%

The development of net income was marked predominantly by the positive organic performance. There was also a substantial improvement in the financial result.

Non-operating result € million	Jan – Sep 2007	Jan – Sep 2006[1]	+/- € million	Jan – Dec 2006
Capital gains	329	398	-69	463
Impairment losses	–	–	–	-6
Restructuring, other	-441	-539	98	-871
Non-operating result	**-112**	**-141**	**29**	**-414**

1 Figures adjusted; see commentary on page 13.

The non-operating result was negative, amounting to -€112 million, but was slightly up on the comparable figure for 2006 (-€141 million). Its components developed as follows:

- €329 million in capital gains were incurred. They largely stem from the divestment of our Dutch gas grid activities, which we sold to the City of Eindhoven effective June 1, 2007. The transfer of our 25% stake in rhenag Rheinische Energie AG to RheinEnergie AG also led to a capital gain. Despite the aforementioned transactions, capital gains were marginally down on the same period last year. This is mainly due to the high contribution obtained from the sale of our 25% stake in the oil production company KazGerMunai in 2006.

- No impairment losses were recognized in the period under review.

- The result stated under "Restructuring, other" amounted to -€441 million—up €98 million on the corresponding figure in 2006, which was negatively affected by provisions, some of which were accrued in connection with the sale of investments. Once again, special items had a negative effect on the non-operating result. Expenses incurred by RWE npower prior to its acquisition by RWE in 2002 became tax-deductible retroactively. Under IFRS, this had two effects. On the one hand, there is a lower tax charge for the Group in 2007. On the other hand, a retroactive adjustment was made to the goodwill stemming from the acquisition of the UK energy company in 2002. The non-operating result was thus reduced by €138 million. The tax charge decreased by the same amount. Furthermore, the provisions built to cover liability risks concerning a non-core activity that we sold several years ago had a negative effect. We amortized RWE npower's customer base by €247 million (first three quarters of 2006: €245 million). Changes made to nuclear provisions led to €125 million in income (first three quarters of 2006: €105 million).

Financial result € million	Jan - Sep 2007	Jan - Sep 2006[1]	+/- in %	Jan - Dec 2006
Interest income	650	1,532	- 57.6	2,102
Interest expenses	- 1,133	- 2,019	43.9	- 2,824
Net interest	**- 483**	**- 487**	**0.8**	**- 722**
Interest accretion to non-current provisions	- 633	- 873	27.5	- 1,143
Other financial result	169	- 50	438.0	- 170
Financial result	**- 947**	**- 1,410**	**32.8**	**- 2,035**

1 Figures adjusted; see commentary on page 13.

The financial result improved by €463 million to -€947 million. It was significantly affected by the externalization of pension obligations under a contractual trust arrangement (CTA). At the end of March, we transferred €7.9 billion in funds earmarked to finance pension obligations to an external asset management company (RWE Pensionstreuhand e.V.) and netted them out against provisions for pensions. The deconsolidation of special funds implemented in this manner generated €155 million in non-recurrent income, which we have subsumed under the "Other financial result." Furthermore, the decrease in provisions for pensions led to a decline in the interest accretion to non-current provisions. On balance, our net interest improved marginally. On the one hand, interest income from the externalization of marketable securities via the CTA was lower, whereas on the other hand, the decline in net financial debt resulting from the sale of Thames Water had a positive effect. The improvement in our financial result is also partially due to the fact that our exchangeable bond on shares in Heidelberger Druckmaschinen, which was issued in 2004, came due and that our stake in the company was reduced (+€142 million).

Continuing operations generated income before tax amounting to €4,769 million, up 45% year on year. Our effective tax rate decreased by one percentage point to 38%. This was primarily due to the aforementioned retroactive tax claim at RWE npower. Furthermore, we earned higher tax-free proceeds from the sale of investments, in part due to the capital gains on the sale of shares in Heidelberger Druckmaschinen. A counteracting effect stemmed from the 2008 German Corporate Tax Reform Act, which was passed in July. According to current calculations, the average combined taxation of income for those of the RWE Group companies that are subject to German taxation will drop from about 39% at present to some 31% in the future. The restatement of deferred taxes carried on the balance sheet led to a one-off expense of €256 million in the financial statements. The UK corporate tax rate will be reduced next year as well. The restatement of deferred taxes for our UK activities resulted in €41 million in non-recurrent tax income.

Income from continuing operations after tax rose 47% to €2,965 million. We do not have any income from discontinued operations in 2007. The €195 million we recorded in last year's comparable period largely represents income after tax generated by water operations we sold in 2006. The minority interest increased by €23 million to €138 million.

This results in a considerable rise in the RWE Group's net income. At €2,827 million, it was 35% higher than a year earlier. Earnings per share increased from €3.72 to €5.03.

Reconciliation to net income		Jan – Sep 2007	Jan – Sep 2006[1]	+/- in %	Jan – Dec 2006
Operating result	€ million	5,828	4,837	20.5	6,106
Non-operating result	€ million	-112	-141	20.6	-414
Financial result	€ million	-947	-1,410	32.8	-2,035
Income from continuing operations before tax	€ million	**4,769**	**3,286**	**45.1**	**3,657**
Taxes on income	€ million	-1,804	-1,274	-41.6	-982
Income from continuing operations	€ million	**2,965**	**2,012**	**47.4**	**2,675**
Income from discontinued operations	€ million	-	195	-100.0	1,338
Income	€ million	**2,965**	**2,207**	**34.3**	**4,013**
Minority interest	€ million	138	115	20.0	166
Net income	€ million	**2,827**	**2,092**	**35.1**	**3,847**
Earnings per share	€	5.03	3.72	35.2	6.84
Effective tax rate	%	38	39	-	27

1 Figures adjusted; see commentary on page 13.

Efficiency-enhancement programme is being implemented as planned

So far, the programme we initiated to improve efficiency is on schedule. Plans include measures to reduce costs and increase revenue, which should gradually grow our annual operating result by a total of €600 million by the end of 2010. One of the points of focus is to enhance the performance of our German electricity and gas grids. The aim is to at least partially compensate for the effect of fee cuts mandated by the grid regulator. In addition, we plan to take comprehensive measures to improve the technical availability of our power plants. This year, we intend to add some €100 million to the operating result through the new programme.

Planned annual efficiency enhancements € million	2007	2008	2009	2010	Total
	100	**100**	**200**	**200**	**600**

Capital expenditure in the energy business up 24%

Capital spending in the first three quarters of 2007 totalled €2,492 million. This was 15% less year on year. Capital expenditure on property, plant and equipment decreased by 12%, falling to €2,413 million. The decline is mainly attributable to the Water Division and results from the fact that the figure for the first three quarters of 2006 still includes capital spent by Thames Water. On the whole, we increased capital expenditure by 24% in the other divisions. The major investment project of RWE Power is the construction of a 2,100-MW dual-block lignite-fired power plant in Neurath, Germany. Furthermore, we are in the process of building an 875-MW combined-cycle gas turbine power station in Lingen, Germany, and have begun preparatory work for additional power plants scheduled for construction in Germany and the Netherlands. RWE Dea spent more capital on gas production in Egypt and Libya. RWE npower focused capital spending on the construction of a 1,650-MW combined-cycle gas turbine power plant in Staythorpe, UK, and a 90-MW wind farm off the coast of Wales. Capital was also spent on retrofitting the

Aberthaw power plant with a flue gas desulphurization unit. Furthermore, we are installing new steam turbines in this plant. The lion's share of capital expenditure at RWE Energy was earmarked for measures to maintain and improve grid infrastructure. The Group's capital expenditure on financial assets amounted to €79 million and was thus of minor significance.

Capital expenditure € million	Jan - Sep 2007	Jan - Sep 2006	+/- € million	Jan - Dec 2006
Capital expenditure on property, plant and equipment[1]				
RWE Power[2]	1,127	869	258	1,302
RWE Dea	354	306	48	477
RWE Energy	448	488	- 40	1,174
RWE npower	379	211	168	396
Water Division	430	1,132	- 702	1,584
Other, consolidation	29	29	-	38
Total	**2,413**	**2,729**	**- 316**	**4,494**
Capital expenditure on financial assets				
RWE Power[2]	1	-	1	5
RWE Energy	47	278	- 231	287
RWE npower	-	11	- 11	11
Water Division	-	4	- 4	4
Other, consolidation	31	- 78	109	- 73
Total	**79**	**215**	**- 136**	**234**
Total capital expenditure	**2,492**	**2,944**	**- 452**	**4,728**

1 Including intangible assets.
2 Including RWE Trading.

Cash flow statement—key figures

In the first three quarters of 2007, we generated €4,801 million in cash flows from operating activities. Despite the deconsolidation of Thames Water, we were only €81 million, or 2%, down on the corresponding period last year. We benefited above all from the earnings improvements achieved in the power generation and trading businesses. Cash flows from the reduction in working capital were lower year on year. Cash flows from investing activities (including cash investments) were €2,646 million higher than proceeds from the disposal of assets and divestitures. Cash flows from financing activities totalled -€2,524 million. The main impact here was the dividend payment, which amounted to €2.2 billion.

Cash flows from operating activities, minus capital expenditure on property, plant and equipment, result in free cash flow. This figure improved by €235 million, or 11%, to €2,388 million. This chiefly stemmed from the decline in capital expenditure on property, plant and equipment.

Cash flow statement € million	Jan – Sep 2007	Jan – Sep 2006	+/- in %	Jan – Dec 2006
Cash flows from operating activities	4,801	4,882	- 1.7	6,783
Impact of the change in working capital	208	336	- 38.1	- 534
Cash flows from investing activities	- 2,646	- 2,318	- 14.2	- 2,471
Cash flows from financing activities	- 2,524	- 77	-	- 2,948
Effects of changes in foreign currency exchange rates and other changes in value on cash and cash equivalents	- 11	33	- 133.3	- 1
Total net changes in cash and cash equivalents	- 380	2,520	- 115.1	1,363
Cash flows from operating activities	4,801	4,882	- 1.7	6,783
Minus capital expenditure on property, plant and equipment and intangible assets	- 2,413	- 2,729	11.6	- 4,494
Free cash flow	**2,388**	**2,153**	**10.9**	**2,289**

Net debt further reduced despite high dividend

Our net debt, which includes provisions for pensions, totalled €5.0 billion as of September 30, 2007. Despite high dividend payments (€2.2 billion), net debt was €1.9 billion lower than at the end of 2006. A significant effect felt here was the high level of free cash flow. Proceeds from divestments and currency effects reduced our liabilities by a total of €1.3 billion. The €7.9 billion in funds brought forward to RWE Pensionstreuhand e.V. did not have an impact on net debt. They caused net financial debt to rise, but this was offset by a decrease in provisions for pensions of nearly the same order.

Net debt € million	09/30/07	12/31/06	+/- in %
Cash and cash equivalents	2,414	2,794	- 13.6
Marketable securities	11,357	17,835	- 36.3
Other financial assets	2,263	3,473	- 34.8
Gross financial assets	**16,034**	**24,102**	**- 33.5**
Bonds, notes payable, bank debt, commercial paper	15,987	18,308	- 12.7
Other financial debt	1,164	1,074	8.4
Gross financial debt	**17,151**	**19,382**	**- 11.5**
Net financial debt	**1,117**	**- 4,720**	**123.7**
Provisions for pensions and similar obligations	3,863	11,584	- 66.7
Net debt	**4,980**	**6,864**	**- 27.4**

Balance sheet structure

As of September 30, 2007, the balance sheet total amounted to €80.9 billion. This was €12.6 billion less than the level at the end of 2006. Besides seasonal effects, the decline was predominantly due to the transfer of assets to RWE Pensionstreuhand e.V. (see commentary on page 22). Our equity ratio was 18.7 %. The equity cover for non-current assets is 31 % (end of 2006: 27 %). This confirms that the RWE Group continues to have a robust asset and capital structure.

RWE Group's balance sheet structure	09/30/07		12/31/06	
	€ million	in %	€ million	in %
Assets				
Non-current assets	49,368	61.0	51,999	55.6
Intangible assets	14,072	17.4	14,901	15.9
Property, plant and equipment	26,166	32.3	26,034	27.9
Current assets	31,527	39.0	41,456	44.4
Receivables and other assets[1]	15,754	19.5	19,648	21.0
Marketable securities	10,809	13.4	16,788	18.0
Total	**80,895**	**100.0**	**93,455**	**100.0**
Equity and liabilities				
Equity	15,144	18.7	14,111	15.1
Non-current liabilities	41,935	51.8	52,402	56.1
Provisions	21,323	26.4	28,632	30.6
Financial liabilities	12,997	16.1	15,672	16.8
Current liabilities	23,816	29.5	26,942	28.8
Other liabilities[1]	14,354	17.7	17,798	19.0
Total	**80,895**	**100.0**	**93,455**	**100.0**

1 Including trade accounts receivable and/or payable.

Employee headcount increases by nearly 3 %

As of September 30, 2007, the RWE Group employed 70,300 people (converted to full-time positions), 45 % (31,977) of whom worked outside Germany. The staff count increased by 1,766, or 2.6 %, vis-à-vis December 31, 2006. RWE npower increased its headcount considerably in the sales and customer service areas of its business. However, the UK energy company transferred some 800 employees to our newly founded service subsidiary RWE Systems UK, which we report under "Other." Numerous jobs were created by RWE Power as well.

Workforce[1]	09/30/07	12/31/06	+/- in %
RWE Power[2]	18,835	18,467	2.0
RWE Energy	28,513	28,418	0.3
RWE npower	11,809	11,624	1.6
Water Division	7,016	6,809	3.0
Other	4,127	3,216	28.3
RWE Group	**70,300**	**68,534**	**2.6**

1 Converted to full-time positions.
2 Including RWE Trading and RWE Dea.

Research and development: improving efficiency and lowering emissions

In the first three quarters of 2007, we spent €44 million on research and development (R&D). Enhancing the efficiency and reducing the emissions of our fossil fuel-fired power plants are the centrepiece of our R&D measures. In this field, we cooperate with partners in plant engineering and the chemical industry. Therefore, the activities are only partially included in our R&D expenditure.

Preparatory work in the run-up to the construction of the world's first large-scale nearly CO_2-free coal-fired power plant with integrated carbon capture and storage is progressing on schedule. This involves coal gasification and CO_2 separation. Electricity will be generated in gas and steam turbines. Commissioning is slated for 2014. Concurrently, we are developing methods for separating CO_2 from flue gas (also referred to as "CO_2 scrubbing"). This should enable us to reduce emissions over the long term by retrofitting existing power plants with these technologies. At the end of September, RWE Power struck an agreement with BASF and Linde to engineer new CO_2 scrubbing methods. The cooperation will comprise the construction and operation of a pilot facility at RWE Power's lignite-fired power plant in Niederaussem, Germany, to test newly developed technologies and solvents for CO_2 capture. RWE Power will carry out a similar project with American Electric Power (AEP). A corresponding letter of intent was signed in early November. Alstom is also involved in the undertaking, which will be realized at AEP's Mountaineer hard coal-fired power plant (1,300 MW) in New Haven, West Virginia. In the UK, RWE npower will build a 1-MW CO_2 scrubbing pilot at our coal power station in Aberthaw, UK, and plans to erect a 25-MW demonstration facility in Tilbury, UK. By taking these measures, we want to make a significant contribution to generating nearly CO_2-free electricity from coal. However, policymakers will also need to contribute to this effort. Most importantly, a binding legal and regulatory environment needs to be created at the national and European levels, in order to ensure planning security concerning the storage of CO_2 in geological formations.

Another important project involves the construction of a lignite pre-drying unit at our site in Niederaussem, Germany, which we began in 2006. The pilot plant is scheduled to take up commercial operation in 2008. We are confident that the facility will improve the efficiency of lignite-based electricity generation by up to four percentage points.

Work on engineering the "700-degree power plant" is proceeding according to plan. The aim here is to achieve significant gains in efficiency. Results from the material and power station component tests are expected to be available in 2009. Thereafter, a demonstration power plant is to be constructed to provide conclusive evidence of the technology's commercial readiness.

In the field of renewables-based energy, we are focussing our R&D work on additional ways of making use of biomass. In May 2007, the 700-kW biogas pilot plant in Neurath, Germany, was commissioned. It is capable of supplying electricity to approximately 1,600 homes around the clock. This plant uses 38 metric tons of energy crops every day to generate electricity.

Outlook for 2007

Economic research institutes continue to forecast a positive economic trend

The positive overall economic trend will continue. Leading economic institutes forecast that world economic growth in 2007 will be slightly lower than in 2006. Dampening effects are becoming increasingly apparent in industrialized countries. Higher credit risks are one of the reasons. Germany, our largest market, is expected to increase real gross domestic product (GDP) by about 2.6% (2006: 2.9%). This is due to higher investment and the marginally improved consumer climate. The UK economy is likely to display a slightly more dynamic development. In light of the strong first three quarters, research institutes forecast 2.9% growth (2006: 2.8%). The prognosis for Central Eastern Europe's EU member states is especially favourable. Real GDP generated by most of these economies is anticipated to rise by more than 5%. Conversely, prospects for the USA have worsened further. The institutes expect that the growth will not be revitalized significantly by year-end either, and that real GDP will expand by 1.9% in 2007, which is a much lower growth rate than in 2006 (2.9%).

Boom on energy markets continues

World energy markets will continue to be significantly affected by strong demand for raw materials from newly industrializing countries such as India and China. This will be contrasted by limited production and transport capacity. In general, energy markets are subject to short-term influences such as weather conditions and political developments, which are difficult to predict. Oil prices rose further after the end of the period under review. At the deadline for this report (November 9, 2007), a barrel of Brent crude cost US$93. Average Brent prices for the year as a whole are expected to be higher than the figure recorded in 2006 (US$65). In contrast, German gas prices are likely to be slightly down on the average for the same period last year, while UK gas prices will probably be significantly lower. Hard coal prices have continued to rise. On November 9, a metric ton of hard coal traded at US$129 on the Rotterdam spot market (including freight and insurance). Consequently, prices for the full year will be higher than the average for 2006 (US$64).

CO_2 emissions trading: extremely low prices for 2007 certificates

In Europe, CO_2 emissions certificates for the current year are expected to continue trading at extremely low prices. They were recently quoted at 12 euro cents per metric ton of CO_2. But this only has a limited impact on our current generation costs, since we completed most of our 2007 certificate purchases in earlier years. In contrast, a significant reduction in available emissions allowances is expected in the second trading period from 2008 to 2012. On November 9, certificates for 2008 traded at around €22 per metric ton of CO_2.

Electricity prices reflect tighter supply, high fuel costs and emissions certificate prices

Electricity prices on Europe's wholesale markets are expected to remain high over the medium term, as a result of persistently high fuel costs, the continued scarcity of generation capacity, and emissions certificate prices. In the first half of the year, spot trading was subjected to price-dampening effects, caused primarily by the significant decrease in the price of CO_2 certificates for 2007 and the mild weather. However, spot prices recovered in autumn, which had an effect on the forward market: In Germany, base-load contracts for 2008 traded at €61 per MWh at the beginning of November and were thus 11% higher than the average price recorded in the same period last year. The UK forward market started on an upward

trend in February 2007, which became much stronger in October. In the UK, at the deadline for this report, base-load power for delivery in 2008 traded at £49 (€70) per MWh and thus roughly matched the year-earlier figure.

The RWE Group has sold forward nearly all of its 2007 electricity production. We have already sold forward most of our 2008 electricity generation as well (already more than 90% in Germany).

Group revenue expected to be slightly higher year on year

So far, our outlook for 2007 was based on the assumption that we would sell at least the majority of American Water by the end of this year. We no longer expect that this will happen. The company will thus be stated as a fully consolidated company in the consolidated financial statements, and not as a "discontinued operation" as originally assumed. This results in adjustments to the outlook.

We currently expect external revenue to be slightly higher than last year's figure (€44.3 billion). The rise in revenue will be largely driven by electricity sales and will be in part due to the pass-through of procurement cost increases to end customers. The sale of RWE Solutions in August 2006 will eliminate around €750 million in revenue.

Operating result and recurrent net income likely to post double-digit year-on-year growth

We continue to expect that we will be able to improve EBITDA by between 5% and 10% over last year's comparable figure (€7,861 million). We also continue to anticipate that the operating result will be up 10% to 15% on the last year's level (€6,106 million).

Operating result by division:

RWE Power (including RWE Dea and RWE Trading) is expected to post another marked improvement in its operating result, compared with the level achieved in 2006 (€2,744 million). We anticipate an increase in double-digit percentage territory. RWE Power's main driver will be the realization of electricity forward contracts concluded in prior years with much-improved prices. RWE Power has already sold nearly all of its 2007 production. However, we also expect burdens, especially due to the Biblis nuclear power plant's unplanned outage. We had to buy electricity on the wholesale market to cover the output we had already sold. Biblis is scheduled to go back online by year-end. In addition, we expect to see a rise in costs incurred to carry out measures to increase power plant availability. RWE Trading's activities will make a much higher contribution to earnings than in 2006, significantly outperforming the expectations we had at the beginning of the year. We currently anticipate that RWE Dea's operating result will close the fiscal year markedly down on the last one (€612 million). This is principally because of the absence of earnings from the stake in KazGerMunai, which we sold in July 2006, and the decline in our share of production in the Snorre oilfield in Norway. In addition, we expect production and exploration costs to be higher.

RWE Energy (including RWE Gas Midstream) is expected to close the year with an operating result that is between 5% and 10% lower than in 2006 (€2,506 million). This is primarily due to regulatory intervention in our German electricity and gas grid fees. Reductions by the German Federal Network Agency effective from the second half of 2006 onwards have an impact on all twelve months in 2007. Compared with 2006, we expect to see a negative effect on the operating result of approximately €500 million. RWE Energy is working on limiting this negative impact on earnings by taking extensive measures to cut costs, concentrating on Germany. The absence of negative one-off effects from 2006, e.g. provisions accrued to overhaul pylons, will also have a counteracting impact. Our German gas sales business is expected to see its earnings deteriorate for weather-related reasons. As regards the Czech gas business, we expect that RWE Transgas will not be able to maintain the high profit margins achieved in 2006. RWE Gas Midstream, which was established in January 2007, is currently reported under "Other, consolidation" as part of RWE Energy, whose gas procurement portfolio was transferred to RWE Gas Midstream.

According to our present forecast, RWE npower will close fiscal 2007 clearly up year on year (2006: €512 million). We expect a gain of at least 40%, largely driven by the generation business. Here, we will benefit from the substantial improvement in wholesale electricity margins, in part because older power supply contracts with lower margins have expired. Furthermore, we anticipate that power plant availability will increase significantly, following several unscheduled outages in 2006. In the electricity and gas supply business, we anticipate that margins will be under significant pressure in a volatile competitive environment. As of April 30, 2007, we reduced our gas and electricity prices. The weather-induced decrease in sales in the winter and spring will also have a negative effect on earnings.

We expect net income to decrease substantially. The figure achieved last year (€3,847 million) benefited from one-off effects such as the sale of Thames Water. Conversely, recurrent net income—i.e. net income adjusted for one-off effects, the yardstick for determining the dividend—is expected to increase further. Our current forecast envisions a gain of at least 15%. This is more than we had anticipated in February.

Our non-operating result is expected to improve slightly. The absence of extensive provisions for reorganizational and personnel measures will have a major effect. However, we also anticipate lower capital gains. We expect to close the current fiscal year with a marked year-on-year improvement in our financial result. This is in part due to our improved liquid funds resulting from the sale of Thames Water. Additional positive effects stem from the deconsolidation of special funds in connection with the introduction of a contractual trust arrangement and capital gains on the sale of shares in Heidelberger Druckmaschinen. We expect the effective tax rate to be significantly up on 2006 (27%). As explained earlier, the German corporate tax reform adopted in July requires adjustments to be made to deferred taxes. This will lead to a one-off expense of €256 million in the 2007 financial statements. In contrast, we benefited from a one-time effect in the amount of €636 million in 2006 as a result of a change in German tax legislation (capitalization of accrued corporate tax credits).

Capital expenditure on property, plant and equipment in the order of €4.5 billion
We will clearly step up capital expenditure on property, plant and equipment in the energy business this year. The greatest rise is planned for RWE Power's German power plant business. The construction of a dual lignite block in Neurath, Germany, is the main project. Furthermore, we are building a new 875-MW combined-cycle gas turbine power plant in Lingen, Germany, and have started doing preparatory work for three planned hard-coal twin units. We provided detailed information on these projects in our 2006 annual report (page 37/38) and in the interim report for the first half of 2007 (page 12). RWE Dea will also increase its capital spending—predominantly on its production activities in North Africa. RWE Energy will maintain a sizeable capex budget. Some 80% of RWE Energy's capex will be earmarked to upgrade and expand our electricity and gas grids. RWE npower will modernize and enlarge its UK power plant portfolio, which will attract much more spending than in 2006. Most of the funds are earmarked for the construction of a 1,650-MW combined-cycle gas turbine power station in Staythorpe, UK, and of new wind farms. In sum, we expect that capital expenditure on property, plant and equipment by the RWE Group will be in the order of €4.5 billion in the 2007 fiscal year.

Net debt expected to match year-earlier level
Net debt, which includes our provisions for pensions, will be roughly on par with the level recorded at the end of 2006 (€6.9 billion). We established a general cap of between €22 billion and €24 billion. Thanks to the good reputation we have as bond issuer, we always have access to short- and long-term financing.

Employee headcount: Growth expected
In the current financial year, our workforce will increase by about 2,800 employees. Significant staff increases are being carried out by RWE npower. The main goal is to improve service given its enlarged customer base and to strengthen its sales activities.

Research and development: Budget for environmentally friendly power generation enlarged
Our planned R&D budget for fiscal 2007 is more than €70 million. As in previous years, in 2007, measures will centre on improving efficiency and reducing emissions in the power generation business (see page 27). Since we are one of Europe's largest producers of CO_2 emissions, we accord special importance to the development of climate-friendly technologies. This year, we have set aside approximately half our R&D budget for this task. In 2007, the single-most important project will be the construction of a lignite pre-drying pilot facility at our site in Niederaussem, Germany. The planned construction of a nearly CO_2-free power station is expected to have a significant impact on the R&D budget from 2011 onwards. Generating electricity from renewables is another area of our R&D activities. Furthermore, we want to secure know-how in the field of nuclear energy and develop it over the long term. This will allow us to keep open the option of making use of this climate-friendly technology in a changing energy industry and social environment.

Development of opportunities and risks

The RWE Group has a groupwide risk management system for the early identification as well as standardized reporting, assessment, control and monitoring of risks. We thus fulfil the requirements of the German Control and Transparency in the Corporate Sector Act (KonTraG). We have formed risk management boards both at the Group and divisional levels. They are responsible for the risk management system's continued development and establish rules for the risk management process. The basis for this is provided by a groupwide risk management guideline.

Our risk management activities are designed to obtain information on risks and their financial impact as early as possible, in order to be able to counteract them with suitable measures. Moreover, the planning and controlling process also aims to identify and make use of opportunities as well as associated earning potential. We evaluate risks according to their probability of occurrence and damage potential and aggregate them at the business unit, divisional and Group levels. The damage potential is defined against the operating result and equity of the business unit concerned and the Group as a whole. We can thus ensure a systematic and uniform analysis of our current risk situation throughout the Group, on the basis of which specific risk control initiatives can be developed. Our risk reporting scheme is fully integrated in our standardized planning and controlling process. The RWE Group's management and supervisory bodies are regularly informed of the current risk situation. The efficiency and efficacy of our risk management system is monitored internally and verified by the external auditor.

We break down major risks and opportunities into the following categories:

- ***Volatility of commodity and product prices:*** Certain risks and opportunities are inherent above all in our electricity generation business. The latter is significantly influenced by the development of market prices for electricity, fossil fuels—especially hard coal and gas—as well as by the development of the price of CO_2 certificates. A risk arises, e.g., if higher commodity prices cannot be passed on by increasing electricity prices. Opportunities stem from the widening of the spread between electricity prices and prices for fossil fuels. Additional risks and opportunities arise from our oil and gas production operations. Unexpected disadvantageous changes in price in this area are also minimized through the strategic use of derivative hedges. In addition to production, supply operations are also exposed to risks. Such risks arise, e.g., as a result of unexpected fluctuations in demand owing to changes in temperature. Our price risks on purchasing and sales markets are determined using special evaluation models, while taking current forward prices and expected price volatility into account. Among other things, we use financial and commodity derivatives to mitigate risks associated with sales and procurement.

  Our electricity and gas businesses face price and sales risks as well as marketing opportunities resulting from the deregulation of Europe's electricity and gas markets. We address these risks with differentiated pricing strategies and appropriate marketing policies as well as with effective measures to cut costs.

Our energy trading activities mitigate earnings risks stemming from price fluctuations on energy markets for the power generation and sales businesses. In addition, we aim to achieve profits by taking trading positions. In this context, our trading business functions as a central platform for hedging commodity price risks throughout the RWE Group. This enables us to create a stable basis of planning for our company. At the same time, we conclude trades in order to take strategic advantage of price changes on energy markets while remaining within trading limits. This leads to risks from unexpected price fluctuations. We are also exposed to credit risks in the event that counterparties fail to fulfil their contractual obligations. The RWE Group's integrated trading and risk management system for the energy trading business is firmly aligned with best practice as applied to the trading business. Specific benchmarks for price risks are established on a daily basis. The RWE AG Risk Committee sets risk limits that are continuously monitored. Among other things, we determine the value at risk (VaR) to quantify price risks associated with energy trading. RWE AG's Risk Committee has established a system that limits risks. The central risk management parameter is the Global Value at Risk in the amount of €40 million, which encompasses all of RWE Trading's trading transactions. The RWE Group's VaR figures are generally based on a confidence interval of 95%. The holding period for each position is one day. The Global VaR thus determines the maximum daily loss from all trading transactions, which RWE Trading will not exceed with a probability of 95%. At the end of September 2007, RWE Trading's Global VaR was €10 million. In the period under review, it averaged €12 million.

- ***Volatility of financial prices:*** Within the scope of our operations, we are also exposed to currency, interest-rate and share-price risks. Due to our international presence, currency risk management is very important. Sterling and the US dollar are our major foreign currencies for two reasons: We conduct commercial transactions in both these currency zones and fuel prices are quoted in these currencies. Group companies are generally obliged to hedge all currency risks via RWE AG. The parent company determines the net financial position for each currency and hedges it with external market partners if necessary. Risks are measured based on the value at risk. At the end of September 2007, the VaR for RWE AG's foreign currency position was less than €1 million.

  Interest rate management is also ascribed significant importance. Our interest-rate risks primarily stem from our financial debt and interest-bearing investments. Negative changes in value caused by unexpected interest rate movements are hedged with non-derivative and derivative financial transactions. On September 30, 2007, the VaR for the interest-rate risks associated with our financial debt and related hedges was €41 million. The VaR from interest-bearing investments including hedges amounted to €18 million. We are also exposed to both risks and opportunities associated with share investments. At the end of September 2007, the VaR for share price risks was €29 million.

  Opportunities and risks from changes in the value of securities are controlled by a professional fund management system. The Group's financial transactions are recorded using centralized risk management software and monitored by RWE AG. This enables the balancing of risks across individual companies. Range of action, responsibilities and controls are set forth in internal guidelines to which our Group companies are obliged to adhere.

- ***Creditworthiness of business partners:*** Most of the credit transactions performed by our finance and trading departments are with banks and business partners of good creditworthiness. We mitigate credit risks from these activities by placing limits on transactions and—if necessary—receiving cash collateral. In addition, we conclude credit insurance policies and bank guarantees. Credit risks are monitored daily for energy trading transactions and weekly for finance transactions. In our supply business, we are exposed to credit risks due to the possibility that customers may fail to meet their financial obligations. We mitigate this risk by subjecting our customer portfolio to regular creditworthiness checks on the basis of credit risk guidelines.

- ***Continuity of business activities:*** We operate technologically complex and interconnected production plants all along our value chain. Earnings risks can arise from uninsured damage to our lignite mining equipment, production plants, power plant components or grids. Risks associated with possible outages caused by the ageing of components in our power stations will increase. Our grid business is exposed to the risk of facilities being destroyed by force majeure such as severe weather conditions. We address these risks through high safety standards as well as regular audit, maintenance and servicing work. As appropriate, insurance policies also limit possible effects of damage.

- ***Regulation:*** The RWE Group's exposure to the constant change in the political, legal and social environment in which it does business can be expected to have an impact on earnings. Lignite and hard coal power plants account for a significant portion of our electricity generation portfolio. This represents a risk due to the EU-wide CO_2 emissions trading system. Risks can arise from unexpected increases in the price and, in turn, the cost of purchasing CO_2 certificates. Therefore, CO_2 price risk management is an integral component of our centralized risk management system. No reliable statements on the details of the international or European CO_2 certificate trading system for the period after 2012 have been made so far. We intend to continue reducing CO_2 emissions and make our power generation portfolio more flexible through the upcoming investments in power plants in the future. Furthermore, we mitigate CO_2 risks through climate protection projects in developing and newly industrializing countries within the scope of the Kyoto mechanisms Clean Development Mechanism (CDM) and Joint Implementation (JI).

  We see risks in our German electricity and gas grid businesses as a result of regulatory intervention, especially against the backdrop of the current cost reviews that are being carried out by the regulator. These risks will remain after the introduction of incentive-based regulation in 2009. We intend to partially offset some of the negative effects stemming from the enforcement of the German Energy Act by taking measures to cut costs and enhance efficiencies throughout RWE Energy. We are exposed to regulatory risks in the Czech gas business as well.

  Further risks may arise as a result of the German Federal Cabinet's decision to introduce stricter price abuse regulations. The entry into force of the corresponding law may result in more in-depth investigations conducted by antitrust authorities and intensified litigation. We need to wait until the concrete thrust of such procedures becomes apparent before making a precise assessment of the situation.

- ***Legal procedures:*** Some RWE Group companies are involved in litigations and arbitration proceedings connected with their operations. However, we do not expect any major negative repercussions from these proceedings for the RWE Group's economic or financial position. Additionally, Group companies are directly involved in various procedures with public authorities or are directly affected by their results.

  Raw materials production and power generation activities might be curtailed by risks arising from approval processes for our opencast mines and nuclear power plants. Furthermore, there is a risk of financial loss involving capital expenditure on power plant new builds that may become necessary in the run-up to construction-related decisions taken by public authorities. We prepare our applications for approval with great care and ensure that approval processes are handled competently in order to prevent such risks from arising.

  Outside shareholders initiated several legal proceedings to examine the appropriateness of the conversion ratios and the amount of cash paid in compensation in connection with company restructurings pursuant to company law. The conversion ratios and cash settlements have been determined by appraisers and verified by certified public auditors.

  In May and December 2006, the EU Commission conducted EU-wide follow-up sector inquiries. Among those affected were companies belonging to the RWE Group in Germany. Subsequently, the EU Commission requested information on specific issues concerning the energy market from RWE, among others, which it will process further.

  The EU Commission instigated market abuse proceedings against RWE at the beginning of May 2007. It suspects that we obstructed access to the German gas transmission system in order to safeguard the alleged market-leading position of RWE as a gas supplier. The accusation is being levelled at RWE Transportnetz Gas, a subsidiary of RWE Energy, in particular. The Commission makes express reference to the fact that instigation of legal proceedings does not mean that the Commission has conclusive proof of any wrongdoing by RWE.

We have included additional information on opportunities and risk management in our 2006 annual report.

This report contains forward-looking statements with respect to future events related to the RWE Group and its companies as well as economic and political developments. These statements are assessments that we have made based on information currently available to us. In the event that the underlying assumptions prove incorrect or additional risks materialize, actual results may vary materially from the performance expected at present. Therefore, we cannot assume responsibility.

Consolidated Financial Statements (condensed)

Consolidated Income Statement of the RWE Group[1]

€ million	Jul – Sep 2007	Jul – Sep 2006	Jan – Sep 2007	Jan – Sep 2006
Revenue (including natural gas tax/electricity tax)	**8,881**	**9,058**	**31,498**	**32,241**
Natural gas tax/electricity tax	- 279	- 252	- 1,039	- 1,012
Revenue	**8,602**	**8,806**	**30,459**	**31,229**
Changes in finished goods and work in progress/other own work capitalized	44	- 31	95	170
Cost of materials	- 5,152	- 5,108	- 18,270	- 19,643
Staff costs	- 1,084	- 1,250	- 3,180	- 3,533
Depreciation, amortization, and impairment losses	- 592	- 592	- 1,742	- 1,811
Other operating result	- 602	- 1,007	- 2,071	- 2,506
Income from operating activities of continuing operations	**1,216**	**818**	**5,291**	**3,906**
Income from investments accounted for using the equity method	94	171	290	390
Other income from investments	51	344	135	400
Financial income	893	779	2,531	2,394
Finance costs	- 1,289	- 1,316	- 3,478	- 3,804
Income from continuing operations before tax	**965**	**796**	**4,769**	**3,286**
Taxes on income	- 752	- 421	- 1,804	- 1,274
Income from continuing operations	**213**	**375**	**2,965**	**2,012**
Income from discontinued operations		66		195
Income	**213**	**441**	**2,965**	**2,207**
Minority interest	- 15	- 8	- 138	- 115
Net income/income attributable to RWE AG shareholders	**198**	**433**	**2,827**	**2,092**
Basic and diluted earnings per common and preferred share in €	**0.36**	**0.77**	**5.03**	**3.72**
of which: from continuing operations in €	(0.36)	(0.65)	(5.03)	(3.37)
of which: from discontinued operations in €		(0.12)		(0.35)

1 Prior-year figures adjusted.

Consolidated Balance Sheet of the RWE Group

Assets € million	09/30/07	12/31/06
Non-current assets		
Intangible assets	14,072	14,901
Property, plant and equipment	26,166	26,034
Investment property	209	225
Investments accounted for using the equity method	2,301	2,271
Other non-current financial assets	1,044	1,684
Accounts receivable and other assets	3,180	3,266
Deferred taxes	2,396	3,618
	49,368	**51,999**
Current assets		
Inventories	2,550	2,226
Trade accounts receivable	6,970	8,876
Accounts receivable and other assets	8,784	10,772
Marketable securities	10,809	16,788
Cash and cash equivalents	2,414	2,794
	31,527	**41,456**
	80,895	**93,455**

Equity and Liabilities € million	09/30/07	12/31/06
Equity		
RWE Group interest	14,442	13,439
Minority interest	702	672
	15,144	**14,111**
Non-current liabilities		
Provisions	21,323	28,632
Financial liabilities	12,997	15,672
Other liabilities	4,765	5,021
Deferred taxes	2,850	3,077
	41,935	**52,402**
Current liabilities		
Provisions	5,308	5,434
Financial liabilities	4,154	3,710
Trade accounts payable	6,252	8,148
Other liabilities	8,102	9,650
	23,816	**26,942**
	80,895	**93,455**

Consolidated Cash Flow Statement of the RWE Group[1]

€ million	Jan - Sep 2007	Jan - Sep 2006
Income	2,965	2,207
Depreciation, amortization, impairment losses, write-backs	1,746	2,139
Changes in provisions	- 236	385
Deferred taxes/non-cash income and expenses/income from disposal of non-current assets and marketable securities	118	- 185
Changes in working capital	208	336
Cash flows from operating activities	**4,801**	**4,882**
Capital expenditure on non-current assets	- 2,492	- 2,942
Proceeds from sale of assets	864	940
Changes in marketable securities and cash investments	- 1,018	- 316
Cash flows from investing activities	**- 2,646**	**- 2,318**
Cash flows from financing activities	**- 2,524**	**- 77**
Net cash change in cash and cash equivalents	- 369	2,487
Effects of changes in foreign exchange rates and other changes in value on cash and cash equivalents	- 11	33
Net change in cash and cash equivalents	**- 380**	**2,520**
Cash and cash equivalents at beginning of reporting period	2,794	1,431
Cash and cash equivalents at end of reporting period	**2,414**	**3,951**

1 Prior-year figures adjusted.

Consolidated Statement of Changes in Equity of the RWE Group

€ million	RWE Group interest	Minority interest	Total
Balance at 12/31/05	**11,431**	**926**	**12,357**
Dividends paid	- 984	- 126	- 1,110
Other comprehensive income/other	- 568	- 328	- 896
Income	2,092	115	2,207
Balance at 09/30/06	**11,971**	**587**	**12,558**
Balance at 12/31/06	**13,439**	**672**	**14,111**
Dividends paid	- 1,968	- 139	- 2,107
Other comprehensive income/other	144	31	175
Income	2,827	138	2,965
Balance at 09/30/07	**14,442**	**702**	**15,144**

Notes

Accounting policies

The interim report for the period ended September 30, 2007, was prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable in the EU.

With the exception of the new rules described below, this interim report was prepared using the accounting policies applied in the consolidated financial statements for fiscal 2006. For further information, please see the consolidated financial statements for the period ended December 31, 2006, which provide the basis for this interim report. In line with IAS 34, the scope of reporting for the presentation of the consolidated financial statements of RWE AG for the period ended September 30, 2007, was condensed compared with the scope applied to the consolidated financial statements for the full year.

The interest rates as per December 31, 2006, have been used for pension provisions, provisions for nuclear waste disposal, and provisions for mining.

Changes in accounting policies

The International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) have approved a number of changes to the existing IFRSs and adopted several new Standards and Interpretations, which must be applied by the RWE Group from fiscal 2007 onwards:

IFRS 7 "Financial Instruments: Disclosures" combines and expands disclosures of financial instruments previously required under IAS 32 and those previously required under IAS 30 only for banks and similar financial institutions. IFRS 7 will be effective across all industries in the future. In connection with the publication of IFRS 7, IAS 1 was amended to add requirements for disclosures about capital management. The first-time application of IFRS 7 will result in additional disclosures in the notes to the RWE Group's consolidated financial statements for the 2007 financial year.

IFRIC 7 "Applying the Restatement Approach under IAS 29 'Financial Reporting in Hyperinflationary Economies'" clarifies certain issues related to the application of IAS 29 for cases in which the country, the currency of which is the functional currency of the reporting enterprise, becomes a hyperinflationary country. The first-time application of IFRIC 7 has no impact on the RWE Group's consolidated financial statements.

IFRIC 8 "Scope of IFRS 2" clarifies the applicability of IFRS 2 "Share-based Payment" to agreements, in which the reporting company makes share-based payments for apparently nil or inadequate consideration. The first-time application of IFRIC 8 has no material impact on the RWE Group's consolidated financial statements.

IFRIC 9 "Reassessment of Embedded Derivatives" addresses whether a contract must be assessed only upon inception or whether it must be reassessed throughout its life if there is an embedded derivative as per IAS 39 "Financial Instruments: Recognition and Measurement." The first-time application of IFRIC 9 has no material impact on the RWE Group's consolidated financial statements.

IFRIC 10 "Interim Financial Reporting and Impairment" applies to the interaction of the regulations of IAS 34 with Interim Financial Reporting and the regulations of IAS 36 and IAS 39 with the reversal of impairment losses with regard to certain assets. The Interpretation makes it clear that impairments recognized for these assets in interim reports may not be reversed in the annual financial statements. The first-time application of IFRIC 10 has no material impact on the RWE Group's consolidated financial statements.

New accounting policies

The IASB and IFRIC have adopted further standards and interpretations, which are not yet effective. These IFRSs can only be applied if they are endorsed by the EU, which is still pending in some cases.

IFRS 8 "Operating Segments" contains new regulations on the presentation of segment reporting. Pursuant to IFRS 8, segment reporting is to be prepared according to the "management approach." This means that the definition of segments and the disclosures for these segments are based on the information which is used internally by management in deciding how to allocate resources and in assessing the performance of the divisions. IFRS 8 becomes effective for the first time for fiscal years starting on or after January 1, 2009. The first-time application of IFRS 8 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IAS 1 (2007) "Presentation of Financial Statements" contains new regulations on the presentation of financial statements. Above all, future non-owner changes in equity are to be strictly separated from owner changes in equity, and disclosure on other comprehensive income is to be extended. IAS 1 (2007) becomes effective for fiscal years starting on or after January 1, 2009. The first-time application of IAS 1 (2007) will lead to changes in the presentation of the income statement and the statement of changes in equity in RWE's consolidated financial statements.

IAS 23 (2007) "Borrowing Costs": By revising IAS 23, the IASB abolished the options for the treatment of borrowing costs directly incurred in connection with the acquisition, construction or production of qualified assets. In the future, these borrowing costs must be assigned to the asset's costs and capitalized. IAS 23 (2007) becomes effective for fiscal years starting on or after January 1, 2009. The impact of the application of the new rules on the RWE Group's consolidated financial statements is currently being reviewed.

IFRIC 11 "IFRS 2—Group and Treasury Share Transactions" provides guidance on how to apply IFRS 2 to share-based payments involving a company's own equity instruments or equity instruments of a company from the same group. This Interpretation becomes effective for the first time for fiscal years starting on or after March 1, 2007. The first-time application of IFRIC 11 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IFRIC 12 "Service Concession Arrangements" governs the accounting for arrangements in which a public agency concludes a contract with a private company for the supply of public services. In order to provide these services, the private company uses infrastructure which remains under public control. The private company is responsible for the construction, operation and maintenance related to the infrastructure. This Interpretation becomes effective for the first time for fiscal years starting on or after January 1, 2008. The impact of the first-time application of IFRIC 12 on the RWE Group's consolidated financial statements is currently being reviewed.

IFRIC 13 "Customer Loyalty Programmes" addresses the accounting for revenue in connection with loyalty award credit programmes granted by manufacturers and service providers directly, or via third parties. This Interpretation becomes effective for the first time for fiscal years starting on or after July 1, 2008. The impact of the first-time application of IFRIC 13 on the RWE Group's consolidated financial statements is currently being reviewed.

IFRIC 14 "IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" addresses the interaction between a minimum funding requirement for a pension plan at the balance-sheet date and the limit set by IAS 19 on the measurement of a positive balance between the plan assets and the defined benefit obligation. The Interpretation was published on July 5, 2007, and becomes effective for the first time for fiscal years starting on or after January 1, 2008. The impact of the first-time application of IFRIC 14 on the RWE Group's consolidated financial statements is currently being reviewed.

Scope of consolidation

In addition to RWE AG, the consolidated financial statements contain all material German and foreign companies which RWE AG controls directly or indirectly. Principal associates and joint ventures are accounted for using the equity method.

The scope of consolidation is as follows:

	09/30/07	12/31/06
Fully consolidated companies	357	337
Investments accounted for using the equity method	93	96

Changes in the first three quarters of 2007 primarily relate to the RWE Energy Division, in which 22 companies were consolidated for the first time and seven fully consolidated companies were deconsolidated, including two Dutch gas grid companies which were sold.

Discontinued operations

As per a contract dated October 16, 2006, RWE sold its UK water business to Kemble Water Limited, a consortium led by Macquarie's European Infrastructure Funds. Consequently, RWE Thames Water plc, which was previously reported in the Water Division, is reported as a discontinued operation for the previous year. The following tables present key figures for RWE Thames Water. In accordance with IFRS 5, the prior-year figures in the income statement have been adjusted; the prior-year figures in the cash flow statement, however, have not been adjusted.

Closing the sale of RWE Umwelt to Remondis in fiscal 2005 resulted in supplementary payments in 2006, which are reported as income from discontinued operations amounting to € 16 million after taxes.

Key figures for RWE Thames Water € million	Jan - Sep 2006
Revenue	1,735
Expenses/income	- 1,472
Ordinary income from discontinued operations before tax	263
Taxes on income	- 84
Income from discontinued operations	179

€ million	Jan - Sep 2006
Cash flows from operating activities	684
Cash flows from investing activities	- 396
Cash flows from financing activities	958

Revenue

Revenue generated by energy trading operations is stated as net figures. This means that revenue only reflects realized gross margins.

Research and development costs

In the first three quarters of 2007, research and development costs totalled € 44 million (first three quarters of 2006: € 45 million).

Intangible assets

Intangible assets include €1,241 million (previous year: €1,270 million) in goodwill from put options and forward purchases of minority interests that are recognized in accordance with IAS 32.

Deferred taxes

The 2008 German Corporate Tax Reform Act was passed in July. This required a re-measurement of deferred taxes disclosed on the balance sheet and resulted in an one-off deferred tax expense of €256 million in the third quarter of 2007.

Own shares

In the first three quarters of 2007, RWE Group companies bought 7,678 common shares on the capital market at an average cost of € 82.11 per share. They account for € 19,656 of the Corporation's share capital (0.01 ‰ of subscribed capital). Employees of RWE AG and its subsidiaries received a total of 1,576 common shares at an average price of € 52.81 per share within the scope of capital formation schemes and 6,102 common shares at an average price of € 61.65 on the occasion of service anniversaries. Aggregate proceeds amounted to € 459,417. Differences to the purchase price were recognized in the income statement.

Equity

The contingent capital in the amount of € 51,200,000 available to offer subscription rights to common shares in the name of the bearer to members of the Executive Board as well as to other executives of RWE AG and subordinate affiliates as of December 31, 2006, ceased to exist. RWE AG's Articles of Incorporation were reworded accordingly, pursuant to a Supervisory Board resolution.

Pursuant to the resolution passed by the Annual General Meeting on April 18, 2007, the Executive Board was authorized to purchase shares of any class in RWE totalling up to 10 % of the Corporation's share capital until October 17, 2008. In addition, the Executive Board was authorized to purchase these shares by exercising put or call options.

Share-based payment

Detailed information was provided on groupwide share-based payment plans for executive staff at RWE AG and at subsidiaries in the financial statements for the period ended December 31, 2006.

In the first quarter of 2007, another tranche was issued within the framework of the Long Term Incentive Plan for executive staff ("Beat").

Dividend distribution

RWE AG's April 18, 2007, Annual General Meeting decided to pay the proposed dividend of € 3.50 per common and preferred share for fiscal 2006. The dividend payment totalled € 1,968 million.

Provisions

At the end of March 2007, € 7,856 million in assets were transferred to the trust RWE Pensionstreuhand e.V. to finance parts of the corporate pension plan via a contractual trust arrangement (CTA). Since the transferred assets are classified as plan assets as defined by IAS 19, provisions for pensions and similar obligations were netted out against the transferred assets as of March 31, 2007. As a result, provisions for pensions and similar obligations declined by € 7,768 million, and the net plan assets stated under "Other assets" increased by € 88 million. The transferred assets consist of the balance-sheet items "Other financial assets" (€ 3,702 million) and "Marketable securities" (€ 4,154 million). Since this was a non-cash transaction, it did not have an impact on the cash flow statement.

Other liabilities

Other liabilities include € 786 million (previous year: € 777 million) in non-current and, as in the previous year, € 1,159 million in current redemption liabilities from put options and forward purchases of minority interests that are recognized in accordance with IAS 32.

Earnings per share

		Jan – Sep 2007	Jan – Sep 2006
Net income	€ million	2,827	2,092
Number of shares outstanding (weighted average)	thousands	562,405	562,405
Basic and diluted earnings per common and preferred share	**in €**	**5.03**	**3.72**

The earnings per share are the same for both common and preferred shares.

Contingent liabilities

Contingent liabilities principally relate to commitments ensuing from surety bonds. Compared to December 31, 2006, they decreased by € 17 million to € 31 million.

Related party disclosures

The RWE Group classifies associated companies as related companies. In the first three quarters of 2007, transactions concluded with material related companies generated € 342 million in income and € 66 million in expenses. As of September 30, 2007, accounts receivable amounted to € 737 million, and accounts payable totalled € 1 million. All business transactions are concluded at arm's length conditions and do not generally differ from those concluded with other companies.

The RWE Group did not conclude or carry out any material transactions with related persons.

Reconciliation to the operating result

Reconciliation of income from operating activities to the operating result € million	Jan – Sep 2007	Jan – Sep 2006
Income from operating activities of continuing operations	5,291	3,906
+ Income from investments	425	790
- Non-operating result	112	141
Operating result	**5,828**	**4,837**

The reconciliation addresses the following points:

- Income from investments includes all expenses and income that have arisen in connection with operating investments. Income from investments thus is an integral part of the Group's operating activity.
- Income and expenses that are unusual from an economic perspective, or are the result of exceptional events, prejudice the assessment of operating activities. They are reclassified to the non-operating result.

Reconciliation of EBITDA to the operating result € million	Jan – Sep 2007	Jan – Sep 2006
EBITDA	6,953	5,955
– Operating depreciation and amortization	- 1,490	- 1,537
EBIT	5,463	4,418
+ Income from operating investments	365	419
Operating result	**5,828**	**4,837**

Events after the balance-sheet date

Information on events after the balance-sheet date is presented in the review of operations.

Supervisory Board

Dr. Thomas R. Fischer
Chairman

Frank Bsirske
Deputy Chairman

Dr. Paul Achleitner

Sven Bergelin
- until August 15, 2007 -

Werner Bischoff

Carl-Ludwig von Boehm-Bezing

Heinz Büchel

Dieter Faust

Simone Haupt

Heinz-Eberhard Holl

Dr. Gerhard Langemeyer

Dagmar Mühlenfeld

Erich Reichertz

Dr. Wolfgang Reiniger

Günter Reppien

Karl-Heinz Römer
- since October 2, 2007 -

Dagmar Schmeer

Dr. Manfred Schneider

Prof. Dr. Ekkehard D. Schulz

Uwe Tigges

Prof. Karel Van Miert

Executive Board

Dr. Jürgen Großmann
CEO
- since October 1, 2007 -

Harry Roels
CEO
- until September 30, 2007 -

Berthold Bonekamp

Alwin Fitting

Dr. Ulrich Jobs
- since April 1, 2007 -

Dr. Rolf Pohlig
- since January 1, 2007 -

Dr. Klaus Sturany
- until April 30, 2007 -

Jan Zilius
- until April 30, 2007 -

*Financial Calendar 2007/2008**

02/22/2008 Annual report for fiscal 2007
- Press conference
- Analyst conference

04/17/2008 Annual General Meeting

04/18/2008 Ex-dividend date

05/15/2008 Interim report for the first quarter of 2008 with analyst conference call

08/14/2008 Interim report for the first half of 2008
- Press conference
- Analyst conference

11/11/2008 Interim report for the first three quarters of 2008 with analyst conference call

"RWE, the Energy-Efficiency Company"
This is the motto under which the RWE Group is acting as a responsible corporate citizen by making a concerted commitment to improving energy efficiency. RWE is thus making a clear pledge to sustainable climate protection, long-term supply security, and tangible cost reductions for consumers. To this end, RWE is making significant investments to provide extensive information and tailor-made consulting services to consumers and energy-savings solutions to commercial customers, as well as to improve the efficiency of its inhouse electricity generation and power transmission businesses.

* All events will be broadcasted live on the Internet and can thus be followed by the public at large, investors and analysts simultaneously. We will keep the recordings on our website for at least twelve months.

This is a translation of the German interim report. In case of divergence from the German version, the German version shall prevail.



RWE Aktiengesellschaft

Opernplatz 1
45128 Essen
Germany

T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

Investor Relations

T +49 201 12-15025
F +49 201 12-15265
E invest@rwe.com

Private investors are welcome to call our
Investor Relations hotline:

T +49 1801 451280



RWE

2007 NOV 27 A 1:13

File No. 82-4018

November 14, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the English translation of our ad hoc information we published today.

If you have any questions or comments please call

at +49 201 12 15299 (Dr. Döss)
or +49 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Yours sincerely,

R W E Aktiengesellschaft


- Dr. Döss -


- Alphéus -

Encl.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

File No. 82-4018

Notice published by RWE AG, Essen, in accordance with Sec. 15 of the German Securities Trading Act (WpHG)

- The sender is solely responsible for the contents of this notice -

RWE AG: RWE announces postponement of American Water IPO

Essen, November 14, 2007 - The initial public offering of shares in American Water, which was planned for the end of 2007, will be postponed. In light of the currently unfavourable conditions in the US capital market, RWE does not expect that it can achieve an adequate value for American Water at present.

Therefore, for fiscal 2007, the conditions for an increased dividend payout ratio of 70-80% of recurrent net income and a share buyback, both of which were linked to the deconsolidation of American Water as of 31 December 2007, do not exist.

RWE

RECEIVED

2007 NOV 27 A 1:13

File No. 82-4018

November 14, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the announcement according to Sec. 37v, 37w, 37x et seqq. of the German Securities Trading (WpHG), which we published recently.

If you have any questions or comments please call the undersigned

at +49 201 12 15299 (Dr. Döss)
or +49 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Yours sincerely,

R W E Aktiengesellschaft


- Dr. Döss-


- Alphéus-

Encl.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

Vorsitzender des Aufsichtsrates:
Dr. Thomas R. Fischer

Vorstand:
Dr. Jürgen Großmann
(Vorsitzender)
Berthold A. Bonekamp
Alwin Fitting
Dr. Ulrich Jobs
Dr. Rolf Pohlig

Sitz der Gesellschaft: Essen
Eingetragen beim
Amtsgericht Essen

Handelsregister-Nr. HRB 14 525

USt.-IdNr. DE 8130 23 584

File No. 82-4018

Announcement

DGAP preliminary announcement financial reports: RWE Aktiengesellschaft
Preliminary announcement on the disclosure of financial statements

RWE Aktiengesellschaft: Announcement according to Articles 37v, 37w, 37x et seqq. of the WpHG [th

Securities Act] with the objective of Europe-wide distribution

07.11.2007
Announcement according to Articles 37v, 37w, 37x et seqq. of the WpHG, transmitted by DGAP - a company of t
EquityStory AG.
The issuer is solely responsible for the content of this announcement.

RWE AG hereby announces that for the fiscal year 2007 the following financial reports shall be disclosed:

Report:	Date:	Hyperlink:
Quarterly financial report within the 2nd half-year	November 14, 2007	German: https://www.rwe.com/generator.aspx/investor-relations/property=Data/id=502114/de_bericht_drei_quartale_2007.pdf
	November 14, 2007	English: https://www.rwe.com/generator.aspx/investor-relations/property=Data/id=502112/en_bericht_drei_quartale_2007.pdf

---

Language:	English
Issuer:	RWE Aktiengesellschaft Opernplatz 1 45128 Essen Deutschland
Internet:	www.rwe.com

End of news DGAP regulatory service

End of news

DGAP regulatory service

Announcement

DGAP preliminary announcement financial reports: RWE Aktiengesellschaft
Preliminary announcement on the disclosure of financial statements

RWE Aktiengesellschaft: Announcement according to Articles 37v, 37w, 37x ff. of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

02.08.2007
Announcement according to articles 37v, 37w, 37x ff. WpHG, transmitted by DGAP - a company of the EquityStory AG.
The issuer is solely responsible for the content of this announcement.

RWE AG hereby announces that for the fiscal year 2007 the following financial reports shall be disclosed:

Report	Date of disclosure	Place
Financial report of the group (half-year)	August 09, 2007 August 09, 2007	German: http://www.rwe.com/generator.aspx/investor-relations/konferenz---streamings/halbjahresbericht-2007/property=Data/id=484704/de-bericht-erste-halbjahr-2007.pdf English: http://www.rwe.com/generator.aspx/investor-relations/konferenz---streamings/halbjahresbericht-2007/property=Data/id=484706/en-bericht-erste-halbjahr-2007.pdf

End of preliminary announcement financial reports   DGAP regulatory service

---

Language: English
Issuer: RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Deutschland
Internet: www.rwe.com

End of news   DGAP regulatory service

End of news

DGAP regulatory service
DGAP regualtory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG´s Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH´s services commercially, please contact our news distribution at ph: +49(0)89 210298-33.

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